Exhibit 2.1

EXECUTION VERSION

STOCK PURCHASE AGREEMENT

by and among

AEROMET INTERNATIONAL PLC,

AEROMET ADVANCED FORMING LIMITED

and

RTI EUROPE LIMITED

Dated as of October 17, 2011

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EXHIBIT A FORM OF CONTRIBUTION AGREEMENT
EXHIBIT B FORM OF SHARE TRANSFER
EXHIBIT C FORM OF IRREVOCABLE POWER OF ATTORNEY
EXHIBIT D FORM OF RESOLUTIONS
EXHIBIT E FORM OF DIRECTOR RESIGNATION
EXHIBIT F FORM OF ESCROW AGREEMENT

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INDEX OF DEFINED TERMS

Section
Acquiring Person	1.1
Action	1.1
Affiliate	1.1
Agreed Principles	1.1
Agreement	Preamble
Asserted Liability	7.3(a)
Associated Person	1.1
Audited Balance Sheet	3.2(f)(i)
Audited Financial Statements	3.2(f)(i)
Business Day	1.1
Buyer	Preamble
Buyer Indemnified Parties	7.1(a)
Buyer Indemnity Cap	1.1
Cash Amount	1.1
Casting Business	1.1
Casting Business Losses	7.1(a)
Casting Business Matter	1.1
Chosen Courts	8.3
Claim Notice	7.3(a)
Closing	2.3(a)
Closing Date	2.3(a)
Closing Date Purchase Price	2.1(c)
Closing Notice	1.1
Closing Schedule	2.1(d)
Company	Preamble
Company Contracts	3.2(n)(i)
Company Transition Services	5.17(b)
Confidentiality Agreement	1.1
Contract	1.1
Contributed Assets	1.1
Contributed Contracts	1.1
Contributed Liabilities	1.1
Contributed Receivables	1.1
Contribution Agreement	Recitals
Contribution Notice	2.1(a)
Contribution Time	2.1(a)
Contribution Transactions	1.1
Conversion Rate	1.1
CRC	1.1
CRC Order	1.1
Current Assets	1.1
Current Liabilities	1.1

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Debt Amount	1.1
Deductible Amount	7.1(b)
Disclosure Supplement	5.16
Disparaging	5.9(a)(iv)
Dispute Notice	2.4(b)
Employee	1.1
Employment Legislation	1.1
Encumbrance	1.1
Environment	1.1
Environmental and Health and Safety Laws	1.1
Environmental and Health and Safety Matters	1.1
Environmental and Health and Safety Permits	1.1
Escrow Account	2.5(a)(i)
Escrow Agents	2.5(a)
Escrow Agreement	2.5(a)
Escrow Amount	1.1
Estimated Net Working Capital	2.4(a)
Excluded Assets	1.1
Excluded Contracts	1.1
Excluded Liabilities	1.1
Excluded Receivables	1.1
Export License Losses	7.1(b)
Extended Survival Expiration Date	7.4(c)
Facility	1.1
Final Closing Certificate	2.4(a)
Final Determination Date	2.4(d)(ii)
Final Purchase Price	2.1(c)
Final Statement	2.4(c)
Financial Statements	3.2(f)(i)
Forming Business	1.1
Forming Business Balance Sheet	3.2(f)(i)
Forming Business Employees	1.1
Forming Business Financial Statements	3.2(f)(i)
Forming Business Losses	7.2(a)
Forming Business Matter	1.1
Full Title Guarantee	1.1
GAAP	1.1
Governmental Entity	1.1
Hazardous Substances	1.1
Indemnified Party	7.3(a)
Indemnifying Party	7.3(a)
Independent Accounting Firm	2.4(c)
Initial Closing Certificate	2.4(a)
Insurance Policies	3.2(p)(i)
Intellectual Property	1.1
Inventory Count	2.4(b)

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IT Contracts	1.1
IT System	1.1
Knowledge of the Company	1.1
Knowledge of the Seller	1.1
Law	1.1
Lease	3.2(j)(iii)
Leased Real Property	3.2(j)(i)
Losses	7.1(a)
Material Adverse Effect	1.1
Measurement Time	1.1
Modified Net Working Capital	2.4(b)
Name Change Resolution	2.3(b)(iii)
Net Working Capital	1.1
Nonassignable Assets	1.1
Notice Period	7.3(b)
Ordinary Course of Business	1.1
Organizational Documents	2.3(b)(ii)
Outside Date	6.1(b)
Permits	3.2(r)
Permitted Encumbrances	1.1
Person	1.1
Post-Closing Covenant Survival Expiration Date	7.4(c)
Post-Closing Covenants	7.4(c)
Pre-Adjusted Purchase Price	2.1(c)
Records	3.2(e)
Reference Net Working Capital	1.1
Schedules	1.1
Seller	Preamble
Seller Indemnified Parties	7.2(a)
Seller Indemnity Cap	1.1
Seller Transition Services	5.17(a)
Seller’s Group	3.2(q)
Shares	2.1(b)
Specified Buyer Losses	1.1
Specified Contract Costs	5.18
Specified Contracts	5.18
Specified Employees	1.1
Specified Encumbrances	1.1
Specified Representations	1.1
Specified Seller Losses	1.1
Statement	2.4(b)
Stroock	8.16
Survival Expiration Date	7.4(c)
Tax	1.1
Tax Return	1.1
Taxing Authority	1.1

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Termination Event	1.1
Transition Costs	5.17(d)
Top Six Accounting Firm	1.1
Transaction Documents	1.1
Transition Services	5.17(b)
Unsatisfied Contribution Condition	2.1(e)
Unsatisfied Condition Notice	2.1(e)
Waste	1.1
Worker	1.1

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This STOCK PURCHASE AGREEMENT (as amended, supplemented or otherwise modified from time to time, this “Agreement”), dated as of October 17, 2011, by and among (a) Aeromet International Plc, a public limited company registered in England and Wales under company number 01626585 whose registered address is 10 Norwich Street, London EC4A 1BD (“Seller”), (b) RTI Europe Limited, a private company registered in England and Wales under company number 03906707 whose registered address is Titan House, Kingsbury Link, Trinity Road, Piccadilly, Tamworth, Staffordshire B78 2EX (“Buyer”), and (c) Aeromet Advanced Forming Limited, a private limited company registered in England and Wales under company number 7754118 whose registered address is 10 Norwich Street, London EC4A 1BD (the “Company”). Unless otherwise set forth herein, capitalized terms used herein shall have the meanings assigned to such terms in Section 1.1.

RECITALS

WHEREAS, Seller is engaged in the Forming Business and the Casting Business;

WHEREAS, the Company is a wholly-owned subsidiary of Seller;

WHEREAS, Seller and the Company will, upon receipt of a Contribution Notice from Buyer, enter into a Contribution Agreement, substantially in the form attached hereto as Exhibit A (the “Contribution Agreement”), pursuant to which Seller will contribute to the Company, and in consideration of such contribution the Company will assume and take delivery of, substantially all of the assets and liabilities of the Forming Business, on the terms and subject to the conditions set forth therein; and

WHEREAS, following the consummation of the Contribution Transactions, each of Buyer and Seller shall have an option to require the other to consummate the sale and purchase of the entire issued and outstanding share capital of the Company owned by Seller, upon the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the foregoing, the representations, warranties, covenants and agreements set forth in this Agreement, and other good and valuable consideration, the adequacy and receipt of which are hereby acknowledged, the parties hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions.

For purposes of this Agreement, except as otherwise expressly provided herein or unless the context otherwise requires, the following terms, when used in this Agreement and the Exhibits, Schedules, and other documents delivered in connection herewith, have the meanings assigned to them in this Section 1.1.

“Acquiring Person” means any Person that acquires (whether directly or indirectly or by way of any merger, statutory share exchange, recapitalization, sale or issuance of equity, tender offer, reclassification, consolidation or other business combination transaction or purchase of beneficial ownership) all or any portion of the capital stock or assets of Seller after the Closing Date and who was engaged in the business of supplying formed titanium sheet products (including titanium super plastic formed, hot formed and diffusion bonded products) for the aerospace and defense markets prior to such acquisition.

“Action” means any action, claim, complaint, investigation, petition, suit, or other proceeding, whether civil or criminal, at law or in equity before any Governmental Entity.

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person; and the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through ownership of voting securities, by Contract or otherwise.

“Agreed Principles” means GAAP applying consistent principles, policies, methodologies and practices that were used in the preparation of the Audited Financial Statements as applicable to the Forming Business except as set forth on Schedule 1.1(a).

“Associated Person” means in relation to a company, a Person (including an employee, agent or subsidiary) who performs or has performed services for or on that company’s behalf.

“Business Day” means any day other than a Saturday, a Sunday or a day on which the national banks in New York, New York are authorized or obligated by Law or executive order to close, or a day which is a public holiday in England.

“Buyer Indemnity Cap” means $1,750,000.

“Cash Amount” means the aggregate amount of all of the Company’s cash, checking account balances, marketable securities, certificates of deposits, time deposits, bankers’ acceptances, commercial paper, government securities and other cash equivalents, plus all deposited but uncleared bank deposits less all outstanding checks of the Company, in each case as of the Measurement Time and after giving effect to the Contribution Transactions.

“Casting Business” means the business of Seller of supplying light alloy castings (including aluminum and magnesium sand castings, aluminum investment and high property castings) for the aerospace, defense, motorsport and medical markets.

“Casting Business Matter” means any matter relating to (a) the Casting Business, (b) any of the employees or former employees of Seller (other than Forming Business Employees), or (c) any assets, properties or liabilities of Seller other than Forming Business Matters.

“Closing Notice” means a written notice delivered on a Business Day by either Buyer or Seller to the other party by electronic mail instructing such other party to consummate the Closing in accordance with Sections 2.1 and 2.3.

“Confidentiality Agreement” means the Confidentiality Agreement, dated June 3, 2010, between Seller and RTI International Metals, Inc.

“Contract” means any agreement, arrangement, commitment, indenture, instrument, lease, purchase order, license or undertaking, whether written or oral.

“Contributed Assets” means the “Contributed Assets” as defined in the Contribution Agreement.

“Contributed Contracts” means the “Contributed Contracts” as defined in the Contribution Agreement.

“Contributed Liabilities” means the “Contributed Liabilities” as defined in the Contribution Agreement.

“Contributed Receivables” means any trade accounts receivable, notes receivable and miscellaneous receivables that constitute Contributed Assets.

“Contribution Transactions” means the transactions contemplated by Sections 2.1 through (and including) 2.4 of the Contribution Agreement.

“Conversion Rate” means (a) in the case of the Initial Closing Certificate, the exchange rate for converting pound sterling into United States dollars as set forth in the “The Wall Street Journal” dated the Business Day on which the Initial Closing Certificate is delivered by Seller to Buyer, and (b) in the case of the Final Closing Certificate and the Statement, the exchange rate for converting pound sterling into United States dollars as set forth in the “The Wall Street Journal” dated one (1) Business Day preceding the Closing Date.

“CRC” means the CRC Energy Efficiency Scheme established by the CRC Order.

“CRC Order” means the CRC Energy Efficiency Scheme Order 2010 (SI 2010/768).

“Current Assets” means the total current assets of the Company of the types set forth under Part I on Schedule 1.1(b) as of the Measurement Time, as determined in accordance with the Agreed Principles. Current Assets shall include all Contributed Assets of the types set forth under Part I on Schedule 1.1(b) even if such Contributed Assets constitute Nonassignable Assets. For the avoidance of doubt, Current Assets shall not include any of the assets of the types set forth under Part II on Schedule 1.1(b).

“Current Liabilities” means the total current liabilities of the Company of the types set forth under Part I on Schedule 1.1(c) as of the Measurement Time, as determined in accordance with the Agreed Principles. For the avoidance of doubt, Current Liabilities shall not include any of the liabilities of the types set forth under Part II on Schedule 1.1(c).

“Debt Amount” means the aggregate amount of the following items of indebtedness of the Company (without duplication for any such items) as of the Measurement Time and after giving effect to the Contribution Transactions: (a) the principal, accreted value, accrued and unpaid interest, prepayment and redemption premiums or penalties (if any), unpaid fees or expenses and other monetary obligations in respect of (i) indebtedness of the Company for money borrowed and (ii) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which the Company is liable, (b) all obligations of the Company issued or assumed as the deferred purchase price of property, all conditional sale obligations of the Company and all obligations of the Company under any title retention agreement, (c) all obligations under leases which shall have been or must be, in accordance with GAAP, recorded as capital leases in respect of which the Company is liable as lessee solely to the extent that such obligations exceed $25,000 in the aggregate (and then only to the extent of such excess), (d) all non-contingent obligations of the Company to reimburse any bank in respect of amounts paid under a banker’s acceptance or letter of credit, (e) all obligations owed by the Company to customers related to funds received in advance from such customers for which the Company has future production or service obligations, (f) unfunded pension obligations of the Company (provided, however, that, to the extent that such pension obligations are overfunded, the Debt Amount shall be reduced by the absolute amount of such overfunding), (g) all amounts payable by the Company to Forming Business Employees at the Closing arising out of the consummation of the transactions contemplated in this Agreement in respect of the Company’s obligations pursuant to any incentive compensation plans or bonus arrangements that constitute Contributed Assets or Contributed Liabilities, (h) all fees and expenses owed by the Company to advisors arising in connection with the transactions contemplated by this Agreement and the other Transaction Documents that are not paid or provided for at the Closing (provided, however, that such fees and expenses shall not include (x) any fees or expenses for which Seller is responsible or otherwise liable or (y) any fees or expenses of advisors to Buyer), (i) all obligations of the type referred to in subsections (a) through (h) of any other Person the payment of which the Company is found to be liable as obligor, guarantor, surety or otherwise (but only to the extent the Company is found to be liable), and (j) all obligations of the type referred to in subsections (a) through (i) of other Persons secured by any Encumbrance on any property or asset of the Company, whether or not such obligation is assumed by the Company (but only to the extent of the value of the property or asset that is subject to the Encumbrance). Anything herein to the contrary notwithstanding, neither (x) trade accounts payable of the Company, (y) any other Current Liabilities of the Company nor (z) any other item that is included in the calculation of the Estimated Net Working Capital and/or the Modified Net Working Capital, shall be included in the calculation of Debt Amount.

“Employee” means any person employed by the Company under a contract of employment and any Forming Business Employee.

“Employment Legislation” means legislation applying in England and Wales affecting contractual or other relations between employers and their employees or workers, including, but not limited to, any legislation and any amendment, extension or re-enactment of such legislation.

“Encumbrance” means any claim, charge, lease, encroachment, covenant, pledge, easement, encumbrance, security interest, lien, option, right of others, mortgage, deed of trust, hypothecation, conditional sale, or similar restriction (whether on voting, sale, transfer, disposition, or otherwise), whether imposed by Contract or Law.

“Environment” means the natural and man-made environment, including all or any of the following media, namely air, water and land (including air within buildings and other natural or man-made structures above or below the ground) and any living organisms (including man) or systems supported by those media.

“Environmental and Health and Safety Laws” means all applicable laws, statutes, regulations, secondary legislation, by-laws, common law, directives or treaties, judgments and decisions of any court or tribunal, and statutory guidance notes which are legally binding and in force on the Company as at the date of this Agreement in so far as they relate to or apply to the Environment or worker health and safety, save that none of the foregoing shall apply in respect of town and country planning.

“Environmental and Health and Safety Matters” means all matters relating to:

(a) pollution or contamination of the Environment;

(b) the presence, existence, disposal, release, spillage, deposit, escape, discharge, leak, migration or emission of Hazardous Substances or Waste;

(c) the exposure of any Person to any Hazardous Substances or Waste;

(d) the health and safety of any Person, including any accidents, injuries, illnesses and diseases;

(e) the creation or existence of any noise, vibration, odor, radiation, common law or statutory nuisance or other adverse impact on the Environment; or

(f) the condition, protection, maintenance, remediation, reinstatement, restoration or replacement of the Environment or any part of it.

“Environmental and Health and Safety Permits” means any permits, licences, consents, certificates, registrations, notifications or other authorizations required at the date of this Agreement under any Environmental and Health and Safety Laws for the operation of the Forming Business or in relation to the Leased Real Property as such Leased Real Property is used on the date of this Agreement.

“Escrow Amount” means an amount equal to One Million Five Hundred Thousand Dollars U.S. ($1,500,000) which will be deposited on the Closing Date in the Escrow Account with the Escrow Agents, and interest accrued thereon, as such amount may be reduced from time to time in accordance with this Agreement and the Escrow Agreement. Any reference to the Escrow Amount used in this Agreement as of any time shall mean and be a reference to the dollar amount of funds in the Escrow Account as of such time.

“Excluded Assets” means the “Excluded Assets” as defined in the Contribution Agreement.

“Excluded Contracts” means the “Excluded Contracts” as defined in the Contribution Agreement.

“Excluded Liabilities” means the “Excluded Liabilities” as defined in the Contribution Agreement.

“Excluded Receivables” means any trade accounts receivable, notes receivable and miscellaneous receivables of Seller that are not Contributed Receivables.

“Facility” means Seller’s (or, after the consummation of the Contribution Transactions, the Company’s) facility located at the Leased Real Property.

“Forming Business” means the business of supplying formed titanium sheet products (including titanium super plastic formed, hot formed and diffusion bonded products) for the aerospace and defense markets, as conducted by Seller as of the date of this Agreement and all extensions and developments of such business from the date hereof until the consummation of the Contribution Transactions.

“Forming Business Employees” means the employees of Seller engaged in the Forming Business listed on Schedule 1.1(d) that are still employed by Seller as of the Contribution Time.

“Forming Business Matter” means any matter relating to (a) the Forming Business, (b) the Company, (c) any of the Forming Business Employees or any other employees or former employees of the Company, or (d) any assets, properties or liabilities of the Company.

“Full Title Guarantee” shall have the meaning given in the Law of Property (Miscellaneous Provisions) Act 1994.

“GAAP” means generally accepted accounting principles in the United Kingdom, as in effect from time to time, consistently applied.

“Governmental Entity” means any federal, state, local, municipal, foreign or multinational or other government, or any agency, bureau, board, commission, court, department, political subdivision, tribunal or other instrumentality thereof, or any body exercising administrative, executive, judicial, legislative, police, regulatory or taxing authority or power, or any official thereof

“Hazardous Substances” means any material, substances or organisms which, alone or in combination with others, are capable of causing harm to the Environment, including radioactive substances and asbestos containing materials.

“Intellectual Property” means any and all of the following: (a) patents and invention disclosures, (b) trademarks, service marks, trade dress, trade names, domain names, logos and corporate names, (c) copyrights and copyrightable works, (d) registrations and applications for any of the foregoing, and (e) trade secrets and confidential information (including research and development, formulas, compositions, manufacturing and production processes and techniques, technical data and designs).

“IT Contracts” means the “IT Contracts” as defined in the Contribution Agreement.

“IT System” means all computer hardware (including network and telecommunications equipment) and software (including associated preparatory materials, user manuals and other related documentation) owned, used, leased or licensed by or to the Company.

“Knowledge of the Company” or “Knowledge of Seller” means the actual knowledge of Jeff Smith and Ross Chiese. For purposes of this definition, the term “actual knowledge”, as used with respect to any individual, includes all knowledge that such individual would have if such individual had made all reasonable inquiries into the matter in question.

“Law” means, in any jurisdiction, any statute or law (including common law), ordinance, rule, constitution, treaty, code or regulation and any binding decree, injunction, judgment, order, ruling, assessment or writ of any applicable Governmental Entity.

“Material Adverse Effect” means any change, event, development, effect or occurrence that, individually or together with any other change, event, development, effect or occurrence, is materially adverse to the business, operations, financial condition or assets of the Forming Business, taken as a whole, other than any change or effect relating to or arising out of (a) business or economic conditions in the world or the industries in which the Forming Business is conducted, to the extent the Forming Business is not disproportionately affected thereby in a material adverse manner relative to the other participants in the industries and in the geographic markets in which the Forming Business is conducted, (b) the economy, credit or financial or capital markets anywhere in the world, to the extent the Forming Business is not disproportionately affected thereby in a material adverse manner relative to the other participants in the industries and in the geographic markets in which the Forming Business is conducted, (c) national or international political or social conditions, including the engagement by any country, state, republic, union or sovereignty in hostilities, whether or not pursuant to the declaration of a national emergency or war (or any escalation or worsening of such hostilities), or the occurrence of any military or terrorist attack upon any country, state, republic, union or sovereignty, or any of its territories, possessions, or diplomatic or consular offices or upon any military installation, equipment or personnel of any country, state, republic, union or sovereignty, (d) changes in GAAP or any accounting standards or policies, (e) changes in Law or other directives issued by any Governmental Entity, (f) the failure of the financial or operating performance of the Forming Business to meet projections, forecasts or budgets for any period prior to, on or after the date of this Agreement, (g) any matter of which Buyer is aware on the date of this Agreement and (h) actions taken by any Person in connection with this Agreement and the transactions contemplated hereunder, or which are attributable to the announcement of this Agreement and the transactions contemplated hereby or the identity of Buyer or any of its Affiliates, including, without limitation, (w) any actions of competitors of Seller or the Company, (x) any actions taken by, or losses of, employees of Seller or the Company, (y) any delays or cancellations of orders for products or services of Seller or the Company, or any other actions taken or proposed to be taken by customers of Seller or the Company, and (z) any actions taken by suppliers or distributors of Seller or the Company.

“Measurement Time” means 8:00 a.m. (UK Time) on the Closing Date.

“Net Working Capital” means Current Assets minus Current Liabilities. A sample calculation of Net Working Capital, based on the information included in the Forming Business

Balance Sheet and without converting the Net Working Capital into Dollars, is attached hereto as Schedule 1.1(e).

“Nonassignable Assets” means the “Nonassignable Assets” as defined in the Contribution Agreement.

“Ordinary Course of Business” means the ordinary and usual course of operations of the Forming Business, as conducted by Seller prior to the date of this Agreement.

“Permitted Encumbrances” means (a) all cashiers’, landlords’, workmens’, repairmens’, mechanics’, warehousemens’ and carriers’ liens and other similar liens imposed by Law, incurred in the Ordinary Course of Business for amounts not yet due and payable or the validity or amount of which is being contested in good faith by appropriate proceedings and for which adequate reserves have been maintained on Seller’s or the Company’s books in accordance with GAAP; (b) pledges, deposits or other liens securing the performance of bids, trade contracts, leases or statutory obligations (including workers’ compensation, unemployment insurance or other social security legislation); (c) title of a lessor under a capital lease or operating lease; (d) all zoning, entitlement, conservation restriction and other land use and environmental regulations by Governmental Entities which do not materially interfere with the present use of the Contributed Assets; (e) all covenants, conditions, restrictions, easements, charges, rights-of-way and other similar charges and encumbrances that do not materially impair the current use or value of any of the Contributed Assets; and (f) those exceptions set forth on Schedule 1.1(f).

“Person” means an association, a corporation, an individual, a partnership, a limited liability company, a trust, or any other entity or organization, including a Governmental Entity.

“Reference Net Working Capital” means an amount in U.S. dollars, as shown on the Closing Schedule, equal to £4,135,000 as converted into U.S. dollars using the Conversion Rate.

“Schedules” means the Schedules which are attached hereto, as the same may be amended, supplemented and/or added to from time to time pursuant to one or more Disclosure Supplements.

“Seller Indemnity Cap” means One Million Seven Hundred Fifty Thousand U.S. Dollars ($1,750,000).

“Specified Buyer Losses” means (a) Losses resulting from breaches of the Specified Representations of Seller, (b) Casting Business Losses, (c) Losses resulting from fraud by Seller and (d) the Transition Costs owed by Seller to Buyer pursuant to Section 5.17.

“Specified Employees” means Jeff Smith and Ross Chiese.

“Specified Encumbrances” means, collectively, (a) the Debenture, dated December 6, 2006, between National Westminster Bank Plc and Seller, and (b) the Fixed and Floating Charge, dated December 7, 2006, by Seller in favor of RBS Invoice Finance Limited, each as amended, supplemented or otherwise modified from time to time.

“Specified Representations” means (a) in the case of Seller, the representations and warranties of Seller in Section 3.1(b) (other than the representations and warranties made in the last sentence of Section 3.1(b)), Section 3.1(c), Section 3.1(f), Section 3.2(b) (other than the representations and warranties made in the last sentence of Section 3.2(b)), Section 3.2(c) and Section 3.2(v), and (b) in the case of Buyer, the representations and warranties of Buyer made in Section 3.3(b) (other than the representations and warranties made in the last sentence of Section 3.3(b)) and Section 3.3(d).

“Specified Seller Losses” means (a) Losses resulting from breaches of the Specified Representations of Buyer, (b) Forming Business Losses, (c) Losses resulting from fraud of Buyer, and (d) the Transition Costs owed by the Company and Buyer to Seller pursuant to Section 5.17 and the Specified Contract Costs owed by the Company and Buyer to Seller pursuant to Section 5.18.

“Tax” means any foreign, federal, state, county, or local income, sales and use, excise, franchise, stamp, real and personal property, gross receipt, title or registration, capital stock, production, business and occupation, disability, employment, payroll, severance, value added, alternative, add-on minimum or withholding tax or other tax, duty, fee, assessment, levy, tariff or charge of any kind whatsoever imposed by any Taxing Authority, and including all interest, additions, surcharges, penalties or additional amounts related thereto.

“Tax Return” means a report, return, document or other information filed with or submitted to, or required to be filed with or submitted to, a Taxing Authority with respect to Taxes.

“Taxing Authority” means any Governmental Entity responsible for the administration of any Tax.

“Termination Event” means, with respect to Seller, on the one hand, or the Company or Buyer, on the other hand:

(a) the other party commits a material breach of its obligations under Section 5.17 and (if such breach is remediable) fails to remedy such breach within a period of 30 days after receipt of notice in writing requiring it to do so;

(b) the other party suspends, or threatens to suspend, payment of its debts or is unable to pay its debts as they fall due or admits inability to pay its debts or is deemed unable to pay its debts within the meaning of section 123 of the Insolvency Act 1986;

(c) the other party commences negotiations with all or any class of its creditors with a view to rescheduling any of its debts, or makes a proposal for or enters into any compromise or arrangement with its creditors other than for the sole purpose of a scheme for a solvent amalgamation of that other party with one or more other companies or the solvent reconstruction of that other party;

(d) a petition is filed, a notice is given, a resolution is passed, or an order is made, for or in connection with the winding up of that other party other than for the sole purpose of a scheme for a solvent amalgamation of that other party with one or more other companies or the solvent reconstruction of that other party;

(e) a creditor or encumbrancer of the other party attaches or takes possession of, or a distress, execution, sequestration or other such process is levied or enforced on or sued against, the whole or any part of its assets and such attachment or process is not discharged within 14 days;

(f) an application is made to court, or an order is made, for the appointment of an administrator or if a notice of intention to appoint an administrator is given or if an administrator is appointed over the other party;

(g) a floating charge holder over the assets of that other party has become entitled to appoint or has appointed an administrative receiver;

(h) a person becomes entitled to appoint a receiver over the assets of the other party or a receiver is appointed over the assets of the other party;

(i) any event occurs, or proceeding is taken, with respect to the other party in any jurisdiction to which it is subject that has an effect equivalent or similar to any of the events mentioned in clauses (b) to (and including) clause (h) of this definition;

(j) the other party ceases, or threatens to cease, to carry on all or substantially the whole of its business; or

(k) there is a change of control of the other party (within the meaning of section 1124 of the Corporation Tax Act 2010).

“Top Six Accounting Firm” means any of the following accounting firms: (a) Deloitte Touche Tohmatsu Limited, (b) Ernst & Young Global Limited, (c) KPMG International, (d) PricewaterhouseCoopers International Limited, (e) BDO International Limited, or (f) RSM McGladrey, Inc.

“Transaction Documents” means, collectively, this Agreement, the Contribution Agreement, the Escrow Agreement, and the certificates delivered at the Closing pursuant to Section 4.1(a)(iii) and Section 4.2(a)(iii).

“Worker” means any person who personally performs work for the Company and/or the Forming Business but who is not in business on their own account or in a client/customer relationship.

“Waste” means any waste, including anything which is discarded, disposed of, spoiled, abandoned, unwanted or surplus, irrespective of whether it is capable of being recovered or recycled or has any value.

ARTICLE II

PURCHASE AND SALE

Section 2.1 Purchase and Sale of Shares.

(a) On any Business Day after the date of this Agreement, Buyer shall be entitled to deliver a written notice (a “Contribution Notice”) to Seller by electronic mail instructing Seller and the Company to execute and deliver the Contribution Agreement, and to consummate the Contribution Transactions, no later than 5:00 p.m. (UK time) on the Business Day immediately following the day on which the Contribution Notice is given (the “Contribution Time”), and (subject to Section 2.1(e)) Seller and the Company shall execute and complete the Contribution Transactions in accordance with any such Contribution Notice at the Contribution Time.

(b) Buyer and Seller hereby agree that, with effect from the Business Day following the execution and delivery of the Contribution Agreement and consummation of the Contribution Transactions, both Buyer and Seller shall have the option (but not the obligation) to deliver to the other a Closing Notice; provided, however, that any Closing Notice shall be void and have no effect if it is delivered on or prior to the day on which the Contribution Agreement is executed and delivered by Seller and the Company and the Contribution Transactions are consummated. On delivery of a valid Closing Notice and in accordance with the terms of Section 2.3 and upon the terms and subject to the satisfaction or waiver, if permissible, of the conditions hereof and in reliance on the representations, warranties and covenants contained in the Transaction Documents, Buyer shall purchase from Seller, and Seller shall sell with Full Title Guarantee, transfer and deliver to Buyer, all of the issued share capital of the Company (the “Shares”), free and clear of all Encumbrances excepting only restrictions on the subsequent transfer of the Shares as may be imposed by Law.

(c) At the Closing, Buyer shall pay, in consideration for the purchase of the Shares pursuant to Section 2.1(b) and the other consideration contemplated by this Agreement, an amount equal to: (i) Thirty-Four Million U.S. Dollars ($34,000,000), minus (ii) the Debt Amount as set forth on the Closing Schedule, plus (iii) the Cash Amount as set forth on the Closing Schedule (such amount, the “Pre-Adjusted Purchase Price”). The Pre-Adjusted Purchase Price shall be subject to adjustment on the Closing Date pursuant to Section 2.4(a), and the aggregate amount, as so adjusted (or not adjusted after application of the provisions of Section 2.4(a)), is referred to herein as the “Closing Date Purchase Price”. In addition, the Closing Date Purchase Price shall be subject to adjustment after the Closing Date pursuant to Section 2.4(d), and the aggregate amount, as so adjusted (or not adjusted after application of the provisions of Section 2.4(d)), is referred to herein as the “Final Purchase Price”. The Closing Date Purchase Price shall be paid on the Closing Date in accordance with Section 2.2.

(d) On the Business Day prior to the anticipated Closing Date, Seller shall prepare and deliver to Buyer a schedule (the “Closing Schedule”) which shall set forth (i) the Cash Amount, (ii) the Debt Amount, (iii) the Reference Net Working Capital, and (iv) the wire transfer instructions for the account of Seller and/or one or more of its designees (including, without limitation, any of its Affiliates or advisors) for the payment of the Closing Date Purchase Price in accordance with Section 2.2. The Closing Schedule shall, to the extent necessary, be

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updated by Seller on the Closing Date to reflect any changes therein, and such updated Closing Schedule shall constitute the Closing Schedule for purposes of this Agreement and the other Transaction Documents.

(e) Any Contribution Notice shall contain an acknowledgment by Buyer that all conditions set forth in Section 4.1 (other than conditions which are to be satisfied only on the Closing Date) have been satisfied or are thereby waived, and any Contribution Notice that does not contain such an acknowledgment shall be void and have no effect. If Seller believes that any of the conditions set forth in Section 4.2 (other than conditions which are to be satisfied only on the Closing Date) has not been satisfied by the Contribution Time (an “Unsatisfied Contribution Condition”), Seller may deliver a written notice to Buyer of such Unsatisfied Contribution Condition (“Unsatisfied Condition Notice”). If Seller has served a valid Unsatisfied Condition Notice prior to the Contribution Time with respect to any delivered Contribution Notice, then Seller and the Company shall not be required to execute and deliver the Contribution Agreement or consummate the Contribution Transactions as a result of the delivery of such Contribution Notice, but Buyer shall continue to have the right to deliver a subsequent Contribution Notice.

Section 2.2 Payment of Closing Date Purchase Price.

At the Closing, Buyer shall pay the Closing Date Purchase Price by wire transfer of immediately available funds as follows:

(a) the Escrow Amount to the Escrow Account pursuant to Section 2.5; and

(b) the Closing Date Purchase Price less the Escrow Amount to Seller and/or one or more of its designees (including, without limitation, any of its Affiliates or advisors) in accordance with the wire transfer instructions set forth on the Closing Schedule.

Section 2.3 Closing.

(a) Subject to satisfaction and/or waiver of the conditions to Closing set forth in Article IV (other than those conditions which are to be satisfied only on the Closing Date) the closing of the purchase and sale of the Shares (the “Closing”) shall be held at the offices of Macfarlanes LLP, 20 Cursitor Street, London EC4A 1LT, on (i) the Business Day on which a valid Closing Notice is delivered if the Closing Notice is delivered on or prior to 1:00 p.m. (UK time) on such Business Day or (b) the Business Day immediately following the Business Day on which a valid Closing Notice is delivered if such Closing Notice is delivered after 1:00 p.m. (UK time) on such Business Day (subject (in either such case) to any extension to the Closing Date that may be applicable pursuant to Section 5.16), or at such other place, time and date as the parties mutually agree in writing (the day on which the Closing occurs being the “Closing Date”).

(b) Deliveries by Seller. At the Closing, Seller shall deliver to Buyer:

(i) a duly executed transfer in favor of Buyer in respect of the Shares, substantially in the form of Exhibit B hereto, together with the certificate(s) for the Shares;

(ii) the statutory books (including registers and minute books) of the Company, together with a certificate of Seller dated as of the Closing Date to the effect that no amendments to the Company’s memorandum and articles of association (the Company’s “Organizational Documents”) have been filed since the applicable dates set forth in such Organizational Documents provided to Buyer;

(iii) a signed copy of a special resolution of the Company, in a form appropriate for filing at Companies House, to change the name of the Company to RTI Advanced Forming Limited (the “Name Change Resolution”);

(iv) an irrevocable power of attorney given by Seller to Buyer, substantially in the form of Exhibit C hereto, to enable Buyer to exercise all voting and other rights attaching to the Shares before the transfer of the Shares is registered in the register of members of the Company;

(v) a certified copy of the resolutions (or written consent) of the Company’s board of directors authorizing the execution and delivery of this Agreement and the other Transaction Documents to which the Company is (or will be) a party, and the consummation of the transactions contemplated hereby and thereby, substantially in the form of Exhibit D hereto,

(vi) a certified copy of the resolutions (or written consent) of Seller’s board of directors authorizing the execution and delivery of this Agreement and the other Transaction Documents to which Seller is (or will be) a party, and the consummation of the transactions contemplated hereby and thereby;

(vii) a certificate of good standing for the Company issued by the applicable Governmental Entity of the jurisdiction of organization of the Company (to the extent such concept is recognized in such jurisdiction) as of a date within ten (10) Business Days of the Closing Date;

(viii) written resignations, in the form attached hereto as Exhibit E, of each director of the Company, effective as of the Closing Date;

(ix) the original lease (but not the original counterparts of any amendments, supplements or modifications thereto) in respect of the Leased Real Property;

(x) [Intentionally Deleted.]

(xi) evidence in a form satisfactory to Buyer that the Specified Encumbrances have been released with respect to the Contributed Assets;

(xii) the certificate referred to in Section 4.1(a)(iii);

(xiii) a counterpart of each Transaction Document which Seller and/or the Company is required to execute and deliver pursuant to Section 4.1, duly executed by Seller and/or the Company (as applicable); and

(xiv) all other documents required to be delivered by Seller and/or the Company on or prior to the Closing Date pursuant to this Agreement or any of the other Transaction Documents to which Seller and/or the Company (as applicable) is a party.

(c) Deliveries by Buyer. At the Closing, Buyer shall deliver:

(i) the Closing Date Purchase Price to each recipient thereof in accordance with the terms of Section 2.2;

(ii) the certificate referred to in Section 4.2(a)(iii) to Seller;

(iii) a counterpart of each Transaction Document which Buyer is required to execute and deliver pursuant to this Agreement, duly executed by Buyer, to each counterparty thereto; and

(iv) all other documents required to be delivered by Buyer on or prior to the Closing Date pursuant to this Agreement or any of the other Transaction Documents to which Buyer is a party.

Section 2.4 Purchase Price Adjustment.

(a) No later than five (5) Business Days prior to the anticipated Closing Date, Seller shall deliver to Buyer a certificate (the “Initial Closing Certificate”), executed by an executive officer of Seller, which shall set forth a calculation by Seller of Seller’s good faith estimate of the Net Working Capital (including each component thereof) (the “Estimated Net Working Capital”). On the Business Day prior to the anticipated Closing Date, Seller shall deliver to Buyer an updated Initial Closing Certificate (the “Final Closing Certificate”), executed by an executive officer of Seller, which shall set forth an updated calculation by Seller of the Estimated Net Working Capital (including each component thereof) to reflect any changes in the calculation set forth in the Initial Closing Certificate, including without limitation, any adjustments attributable to changes in the applicable exchange rates. For purposes of preparing the Initial Closing Certificate, the Final Closing Certificate and the Statement, (i) any Current Assets or Current Liabilities that are denominated in pound sterling shall be converted into United States dollars at the Conversion Rate and (ii) any Current Assets or Current Liabilities that are denominated in any currency other than United States dollars or pound sterling shall (A) be converted into pound sterling at the exchange rate set forth for such conversion in “The Wall Street Journal” dated (x) (in the case of the Initial Closing Certificate) the Business Day on which the Initial Closing Certificate is delivered by Seller to Buyer and (y) (in the case of the Final Closing Certificate and the Statement) one (1) Business Day preceding the Closing Date, and (B) following the conversion into pound sterling described in clause (A), converted into United States dollars at the Conversion Rate. The Pre-Adjusted Purchase Price payable at the Closing shall be either (I) increased, if the Estimated Net Working Capital as set forth in the Final Closing Certificate exceeds the Reference Net Working Capital as set forth on the Closing Schedule, by an amount equal to the amount of such excess, or (II) decreased, if the Reference Net Working Capital as set forth on the Closing Schedule exceeds the Estimated Net Working Capital as set forth in the Final Closing Certificate, by an amount equal to the amount of such excess.

(b) Within sixty (60) days following the Closing Date, Buyer shall prepare and deliver to Seller a certificate (the “Statement”), executed by an executive officer of Buyer, which shall set forth Buyer’s calculation of the Net Working Capital (including each component thereof) (the “Modified Net Working Capital”). For purposes of preparing the Statement, Buyer shall make a physical count of the Company’s inventory (including raw materials inventory, work-in-process, tooling and finished goods) located at the Facility (the “Inventory Count”), as of the Measurement Time, in accordance with the Agreed Principles. Seller and its accountants (and other representatives) shall have the right to be physically present during, participate in and monitor the Inventory Count; provided, however, that neither Seller’s (or any of its accountants’ or representatives’) presence at, participation in, nor monitoring of the Inventory Count shall limit, impair or otherwise preclude Seller’s right to dispute any aspect of the Statement (including any aspect of the Statement that relates to the Company’s inventory) or constitute a waiver of any such right. For purposes of preparing the Statement, no effect shall be given to any new accounting pronouncements that may be issued following the Closing Date. After the date that Buyer delivers the Statement to Seller and until the completion of the Final Statement, Buyer shall (and Buyer shall cause the Company to) provide Seller and any accountants (and other representatives) of Seller with access to (and to examine and make copies of), at all reasonable times, the properties, books, records and work papers of the Company, Buyer and its accountants, and personnel of Buyer and/or the Company (and Buyer shall cause such personnel to cooperate and work in good faith with Seller), for purposes of reviewing the Statement and agreeing upon a Final Statement. Buyer shall provide such access to Seller (and any accountants or other representatives of Seller), including by providing to Seller copies of any books, records and/or work papers requested by Seller, within three (3) Business Days after Buyer receives a request from Seller for such access, and if such access is not provided to Seller (and any accountants or other representatives of Seller) within such 3-Business Day period, then the 45-day period referred to below shall be extended by the number of days it takes Buyer to provide such access in excess of such 3-Business Day period. Seller shall have forty-five (45) days after delivery to Seller of the Statement during which to notify Buyer in writing (a “Dispute Notice”) of any dispute of any item contained in the Statement, which Dispute Notice shall set forth a description of the dispute and the adjustments to the Modified Net Working Capital that Seller believes should be made. If Seller does deliver a Dispute Notice during such 45-day period, then only those matters that are specified in such Dispute Notice shall be deemed in dispute and all other matters shall be final and binding upon Buyer and Seller (other than those matters that change as a result of the resolution of any disputed matter set forth in the Dispute Notice). If Seller fails to deliver a Dispute Notice to Buyer within such 45-day period or if Seller at any time during such 45-day period notifies Buyer in writing that Seller agrees with the Statement, then the Statement shall become final and binding on all parties hereto and shall be deemed to be the Final Statement. In the event that Seller shall deliver a Dispute Notice to Buyer within such 45-day period, Seller and Buyer and their respective accountants shall cooperate in good faith to resolve any dispute(s) specified therein as promptly as possible, and any resolution by them as to any matter specified in the Dispute Notice shall be final and binding on the parties hereto.

(c) If Buyer and Seller and their respective accountants are unable to resolve any dispute specified in a Dispute Notice within thirty (30) days of Seller’s delivery of such Dispute Notice, such dispute shall be resolved by a jointly selected Top Six Accounting Firm (the “Independent Accounting Firm”) retained by Seller and Buyer to resolve any remaining disputes between Buyer and Seller specified in the Dispute Notice. The Independent Accounting

Firm, acting as experts and not as arbitrators, shall determine, in accordance with the Agreed Principles, and only with respect to the remaining disputed items specified in the Dispute Notice, whether and to what extent, if any, the Statement requires adjustment. In resolving any disputed item specified in a Dispute Notice, the Independent Accounting Firm may not assign a value to any item greater than the greatest value for such item claimed by either party or less than the smallest value for such item claimed by either party. If Seller and Buyer cannot jointly agree on an Independent Accounting Firm, Seller and Buyer shall each submit to their respective accountants the name of their preferred Top Six Accounting Firm, and the Independent Accounting Firm shall be selected by lot from these two firms by the respective accountants of the two parties. The Independent Accounting Firm shall be instructed by Buyer and Seller to use every reasonable effort to perform its services within thirty (30) days of submission of the Statement and Dispute Notice to it and, in any case, as soon as practicable after submission. The Independent Accounting Firm’s determination shall be final and binding upon Seller and Buyer. The “Final Statement” shall be deemed to be (i) the Statement if no Dispute Notice is delivered by Seller within the 45-day period specified in Section 2.4(b), (ii) the Statement if Seller notifies Buyer in writing that Seller agrees with the Statement at any time during the 45-day period specified in Section 2.4(b), or (iii) if a Dispute Notice is delivered by Seller within the 45-day period specified in Section 2.4(b), the Statement as adjusted by (A) the written agreement of Seller and Buyer and/or (B) the written determination of the Independent Accounting Firm. The Final Statement shall be final and binding on Seller, Buyer and the Company. Any fees and expenses relating to the engagement of the Independent Accounting Firm shall be borne pro rata by Buyer, on the one hand, and Seller, on the other hand, in proportion to the difference between the Final Purchase Price and the Final Purchase Price that would have resulted from the use of the proposed calculations of one of the parties hereto. For example, if the Final Purchase Price that would have resulted based on the Statement delivered by Buyer pursuant to Section 2.4(b) was $500,000 less than the Final Purchase Price (as finally determined), but the Final Purchase Price that would have resulted based on the adjustments set forth in Seller’s Dispute Notice delivered by Seller pursuant to Section 2.4(b) was $250,000 more than the Final Purchase Price (as finally determined), Buyer will pay 2/3 of such fees and expenses, and Seller will pay 1/3 of such fees and expenses.

(d) Within five (5) Business Days after the date that the Statement becomes the Final Statement in accordance with Section 2.4(c), the Closing Date Purchase Price shall be adjusted (if required) as follows:

(i) if the Modified Net Working Capital as set forth in the Final Statement is greater than the Estimated Net Working Capital as set forth in the Final Closing Certificate, the Closing Date Purchase Price shall be adjusted upwards in an amount equal to the difference between the Modified Net Working Capital as set forth in the Final Statement and the Estimated Net Working Capital as set forth in the Final Closing Certificate; and

(ii) if the Estimated Net Working Capital as set forth in the Final Closing Certificate is greater than the Modified Net Working Capital as set forth in the Final Statement, the Closing Date Purchase Price shall be adjusted downwards in an amount equal to the difference between the Estimated Net Working Capital as set forth in the Final Closing Certificate and the Modified Net Working Capital as set forth in the Final Statement.

The date the Closing Date Purchase Price is adjusted as set forth above in this Section 2.4(d) is referred to herein as the “Final Determination Date”.

(e) If the Modified Net Working Capital as set forth in the Final Statement exceeds the Estimated Net Working Capital as set forth in the Final Closing Certificate, Buyer shall pay the amount of such difference to Seller by wire transfer of immediately available funds in accordance with the wire transfer instructions set forth on the Closing Schedule. If the Estimated Net Working Capital as set forth in the Final Closing Certificate exceeds the Modified Net Working Capital as set forth in the Final Statement, Seller and Buyer shall deliver a joint letter instructing the Escrow Agents to promptly pay Buyer the amount of such difference from the Escrow Account, in accordance with the Escrow Agreement, by wire transfer of immediately available funds to an account designated by Buyer. If at the time Seller and Buyer deliver the joint letter to the Escrow Agents, the Escrow Amount is less than the amount by which the Estimated Net Working Capital as set forth in the Final Closing Certificate exceeds the Modified Net Working Capital as set forth in the Final Statement, then Seller shall be required to pay such deficiency by wire transfer of immediately available funds to an account designated by Buyer. All payments required to be made pursuant to this Section 2.4(e) shall be made on the Final Determination Date.

Section 2.5 Escrow.

(a) On the Closing Date, in accordance with Section 2.2(a), an amount of the Closing Date Purchase Price equal to the Escrow Amount shall be deposited by Buyer in escrow with Macfarlanes LLP and Martineau or, if Macfarlanes LLP and Martineau are unable to act as escrow agents for the Escrow Amount, with a bank or trust company approved by Seller and Buyer (the “Escrow Agents”) pursuant to an escrow agreement to be executed by and among Buyer and Seller in the form attached hereto as Exhibit F (the “Escrow Agreement”). The Escrow Amount shall:

(i) be placed by the Escrow Agents into an account (the “Escrow Account”); and

(ii) serve exclusively as security for, and be available to Buyer and the other Buyer Indemnified Parties solely to pay, amounts (if any) owed to Buyer and the other Buyer Indemnified Parties pursuant to Section 2.4(e) or Article VII of this Agreement (subject to the other limitations set forth herein) until the Escrow Amount is released and distributed to Seller in accordance with the terms of the Escrow Agreement.

(b) The Escrow Amount shall be managed and released in accordance with the terms of the Escrow Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

Section 3.1 Representations and Warranties of Seller Relating to Seller. Except as set forth on the Schedules referred to in this Section 3.1, Seller represents and warrants to Buyer that the statements made in this Section 3.1 are true and correct as of the date of this Agreement and as of the Closing Date.

(a) Due Organization and Good Standing. Seller is duly organized, validly existing and in good standing (or its equivalent) under the laws of the United Kingdom, with full corporate power and authority to conduct its business as it is being conducted. Seller is duly qualified to do business as a foreign entity and is in good standing (or its equivalent) under the laws of each jurisdiction that requires such qualification, except where the failure to be so qualified or in good standing would not have a material adverse effect on Seller’s ability to consummate the transactions contemplated hereby.

(b) Authorization of Transaction. Seller has full corporate power and authority to execute and deliver the Transaction Documents to which it is (or will be) a party, and to consummate the transactions and perform its obligations contemplated thereby. The execution and delivery of the Transaction Documents to which Seller is (or will be) a party and the consummation of the transactions contemplated thereby have been duly and validly authorized by all required corporate action on the part of Seller and no other corporate proceedings on the part of Seller are necessary to authorize the execution and delivery of such Transaction Documents or to consummate the transactions contemplated thereby. This Agreement has been (or, in the case of each Transaction Document to be entered into by Seller at or prior to the Closing, will be) duly executed and delivered by Seller, and constitutes (or, in the case of each Transaction Document to be entered into by Seller at or prior to the Closing, will constitute) a valid and legally binding obligation of Seller, enforceable against Seller in accordance with its terms, except that such enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws now or hereafter in effect relating to or affecting the rights and remedies of creditors and general principles of equity (whether considered in a proceeding at law or in equity) and the discretion of the court before which any proceeding therefor may be brought. No filing or registration with, notification to, or authorization, consent or approval of any Governmental Entity is required to be made or obtained by Seller in connection with the execution and delivery by Seller of the Transaction Documents to which it is (or will be) a party or the performance by Seller of its obligations thereunder, except (i) as set forth on Schedule 3.1(b), (ii) filings under the applicable competition Laws, if required, and (iii) those that become applicable as a result of matters related to Buyer or its Affiliates.

(c) Ownership of Shares. Seller is the sole legal owner and the beneficial owner of the Shares, which constitute the whole of the allotted and issued share capital of the Company, and has good and valid title to the Shares, free and clear of all Encumbrances (excepting only restrictions on the subsequent transfer of the Shares as may be imposed by Law).

(d) Legal Proceedings. Except as set forth on Schedule 3.1(d), there are no Actions pending against Seller which, if adversely determined, would have an adverse effect on the ability of Seller to consummate the transactions contemplated by the Transaction Documents to which Seller is (or will be) a party. Seller is not subject to any judgment, decree, injunction or order of any court, which would have an adverse effect on Seller’s ability to consummate the transactions contemplated by the Transaction Documents to which Seller is (or will be) a party.

(e) No Other Agreements to Sell the Company. Except for this Agreement and the other Transaction Documents, Seller is not a party to any Contract with any other Person to sell all or any portion of the capital stock of the Company, or the assets (other than sales of assets in the Ordinary Course of Business) or business of the Company, or to effect any merger, consolidation or other reorganization of the Company.

(f) Brokers’ Fees. Seller has not employed any broker or finder or incurred any liability for any investment banking fees, brokerage fees, commissions, finders’ fees or any similar charges in connection with the transactions contemplated by this Agreement or any other Transaction Document to which Seller is (or will be) a party.

(g) No Conflict or Violation. Except as set forth on Schedule 3.1(g), the execution and the delivery by Seller of the Transaction Documents to which it is (or will be) a party, and the consummation and performance by Seller of the transactions contemplated thereby, will not (i) assuming that all filings, registrations, notifications, authorizations, consents and approvals described on Schedule 3.1(b) have been made or obtained, violate any applicable Law to which Seller is subject, or (ii) violate the articles or certificate of incorporation, by-laws, limited liability company agreement, partnership agreement or such other organizational documents of Seller, except with respect to the foregoing clause (i) as would not, individually or in the aggregate, have an adverse effect on Seller’s ability to consummate the transactions contemplated thereby.

(h) Filed Tax Returns and Tax Payments. Except as set forth on Schedule 3.1(h):

(i) Seller has filed or caused to be filed on a timely basis all material Tax Returns that were required to be filed by it with respect to the Forming Business and the Company, either separately or as a member of a group of corporations, pursuant to applicable Law.

(ii) Seller has not requested any extension of time within which to file any Tax Return relating to the Forming Business, except as to a Tax Return that has since been timely filed.

(iii) All Tax Returns filed by (or that include on a consolidated basis) Seller relating to the Forming Business and the Company are complete and correct in all material respects and comply with applicable Law in all material respects.

(i) Miscellaneous Tax. Except for the Transaction Documents and except for Contracts with customers or suppliers of Seller that require Seller to indemnify or reimburse such customer or supplier for Taxes (or costs or expenses incurred in connection therewith) in connection with commercial arrangements, Seller is not a party to any tax sharing agreement, tax allocation agreement, tax indemnity obligation, or similar agreement, arrangement, understanding, or practice, oral or written, with respect to Taxes that will require any payment by the Company relating to Taxes with respect to the Forming Business.

Section 3.2 Representations and Warranties of Seller Relating to the Company. Except as set forth on the Schedules referred to in this Section 3.2, Seller represents and warrants to Buyer that the statements made in this Section 3.2 are true and correct as of the date of this Agreement and as of the Closing Date (except that the statements made in Section 3.2(x) shall only be deemed made as of the Closing Date and not as of the date of this Agreement).

(a) Due Organization and Existence. The Company is duly incorporated and validly existing and in good standing (or its equivalent) under the laws of the United Kingdom. The Company has all requisite corporate power and authority necessary to own, lease and operate its properties, to own or use its assets, and to carry on the Forming Business in the Ordinary Course of Business. The Company is duly qualified to do business as a foreign entity and is in good standing (or its equivalent) under the laws of each jurisdiction that requires such qualification, except where the failure to be so qualified or otherwise authorized would not be reasonably likely to have a Material Adverse Effect. The Company has delivered to Buyer copies of the Company’s Organizational Documents. The Company is not in default under or in violation of any of its Organizational Documents.

(b) Authorization of Transaction. The Company has full corporate power and authority to execute and deliver the Transaction Documents to which it is (or will be) a party, and to consummate the transactions and to perform its obligations contemplated thereby. The execution and delivery of the Transaction Documents to which it is (or will be) a party, and the consummation of the transactions contemplated thereby have been duly and validly authorized by all required corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery by the Company of such Transaction Documents or the consummation and performance by the Company of the transactions contemplated thereby. This Agreement has been (or, in the case of each other Transaction Document to be entered into by the Company at or prior to the Closing, will be) duly executed and delivered by the Company, and constitutes (or, in the case of each other Transaction Document to be entered into by the Company at or prior to the Closing, will constitute) a valid and legally binding obligation of the Company, enforceable against it in accordance with its terms, except that such enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to or affecting the rights and remedies of creditors and general principles of equity (whether considered in a proceeding at law or in equity) and the discretion of the court before which any proceeding therefor may be brought. No filing or registration with, notification to, or authorization, consent or approval of any Governmental Entity is required to be made or obtained by the Company in connection with the execution and delivery by the Company of the Transaction Documents to which it is (or will be) a party or the performance by the Company of its obligations thereunder, except (i) as set forth on Schedule 3.2(b), (ii) filings under applicable competition Laws, if required, and (iii) those that become applicable as a result of matters related to Buyer or its Affiliates.

(c) Capital Structure. As of the date of this Agreement, the issued share capital of the Company consists of one share of nominal value £1 and such share is issued credited as fully paid. All issued shares in the capital of the Company are registered in the name of and beneficially owned by Seller and are fully paid, have been legally and validly authorized and issued, and have not been issued in violation of any preemptive rights, rights of first refusal or similar rights. The instruments of transfer with respect to the Shares to be delivered by Seller to Buyer at the Closing pursuant to Section 2.3(b)(i) will be sufficient to transfer Seller’s entire interest in the Shares. Upon transfer to Buyer of the certificate(s) representing the Shares, Buyer will receive good title to the Shares, free and clear of all Encumbrances (excepting only restrictions on the subsequent transfer of the Shares as may be imposed by Law). Except as set forth in this Section 3.2(c) and except for the Contribution Agreement and any shares of the

Company that will be issued to Seller pursuant to the Contribution Agreement, (A) the Company has no authorized, issued or outstanding shares, and (B) there are no Contracts, options, warrants, convertible securities or other rights or arrangements existing or outstanding that provide for (i) the sale or issuance of any shares in the capital of the Company or any securities that are convertible into, or exercisable or exchangeable for, shares in the capital of the Company, or (ii) the voting or transfer of shares in the capital of the Company. The Company does not own, and is not a party to or bound by any Contract to acquire, any shares or other security of any Person or any direct or indirect equity or ownership interest in any other Person. The Company is not obligated to provide funds to or make any investment (whether in the form of a loan, capital contribution or otherwise) in any other Person.

(d) Non-Trading Status. The Company has not traded or conducted or been party to any transaction of whatever nature other than (i) transactions necessary or incidental to its formation, organization, capitalization and/or existence, (ii) transactions necessary or incidental to the opening of a bank account with Lloyds Banking Group Plc and (iii) entry into this Agreement and the Contribution Agreement, the closing of the transactions contemplated hereby and thereby, and taking actions and steps to satisfy the conditions to closing of the transactions contemplated hereby and thereby.

(e) Books and Records. The books of account and other financial records of Seller relating to the Forming Business (the “Records”), all of which have been made available to Buyer, accurately and fairly reflect actual, bona fide transactions, and have been maintained in accordance with sound business practices. The Records, taken as a whole, are sufficient (i) to show and explain Seller’s financial transactions relating to the Forming Business, (ii) to disclose with reasonable accuracy, at any time, the financial position of Seller with respect to the Forming Business at that time, and (iii) to enable the directors of Seller to ensure that any accounts required to be prepared comply with the requirements of the Companies Act 2006 and, in particular, contain (x) entries from day to day of all sums of money received and expended by Seller with respect to the Forming Business and the matters in respect of which the receipt and expenditure takes place, and (y) a record of the assets and liabilities of Seller with respect to the Forming Business.

(f) Financial Statements; No Undisclosed Liabilities.

(i) Seller has delivered to Buyer true and complete copies of (A) the audited balance sheet of Seller as at December 31, 2010 (the “Audited Balance Sheet”), and the related audited profit and loss account of Seller for the period then ended (including, in each case, the notes thereto and the report thereon of KPMG LLP, chartered accountants) (collectively with the Audited Balance Sheet, the “Audited Financial Statements”), and (B) the unaudited balance sheet of the Forming Business as at September 30, 2011 (the “Forming Business Balance Sheet”), and the related profit and loss account of the Forming Business for the period then ended (collectively with the Forming Business Balance Sheet, the “Forming Business Financial Statements”, and together with the Audited Financial Statements, the “Financial Statements”). The Audited Financial Statements were prepared in accordance with GAAP, applied on a consistent basis with that of the audited accounts of the Company for the two previous years. The Audited Financial Statements show a true and fair view of the state of affairs of Seller as of the date thereof and of its profit and loss for the period then ended, all in accordance with GAAP as in effect at the time of such preparation (it being understood that the Audited Financial Statements show the state of affairs and the profit and loss of Seller as a whole (including both the Forming Business and the Casting Business) and not only the Forming Business). Except as set forth on Schedule 3.2(f)(i), the Forming Business Financial Statements fairly present the assets, liabilities and profits and losses of the Forming Business in respect of the date or period to which the Forming Business Financial Statements relate and were prepared from, and are consistent with, the accounting records of Seller, and reflect the consistent application of GAAP throughout the periods involved.

(ii) Except as and to the extent set forth on Schedule 3.2(f)(ii), the Company does not have any liabilities or obligations of any nature or description that would be required to be reflected in, or reserved against or otherwise described on, a balance sheet prepared in accordance with GAAP applied on a consistent basis with the Audited Financial Statements, other than (A) liabilities or obligations reflected in, or reserved against or otherwise described on, the Financial Statements (or in the notes thereto), (B) liabilities or obligations which were incurred by Seller or the Company in the Ordinary Course of Business after the date of the Forming Business Balance Sheet, or (C) liabilities or obligations under any bonus, incentive or compensation agreement, program, policy or arrangement that is in existence on the date of this Agreement as set forth on Schedule 3.2(o)(x).

(g) No Conflict or Violation. Except as set forth on Schedule 3.2(g), the execution and the delivery by the Company of the Transaction Documents to which it is (or will be) a party, and the consummation and performance by the Company of the transactions contemplated thereby, will not (i) assuming that all filings, registrations, notifications, authorizations, consents and approvals described on Schedule 3.2(b) have been made or obtained, violate any applicable Law to which the Company is subject, (ii) conflict with, result in a violation or breach of the terms, conditions or provisions of, or constitute a default under, result in the acceleration of, or require any notice under, any Contract to which the Company is a party or by which the Company is bound or to which its assets are subject, or (iii) violate the Company’s Organizational Documents, except with respect to the foregoing clauses (i) and (ii) as would not, individually or in the aggregate, reasonably be expected to be adverse in any material respect to the Company or the Forming Business.

(h) Legal Proceedings. Except as set forth on Schedule 3.2(h), as of the date of this Agreement, there are no written Actions pending or, to the Knowledge of Seller, threatened against the Company or Seller with respect to the Forming Business. To the Knowledge of the Company, no event has occurred or circumstance exists that could give rise to or serve as a basis for the commencement of any such Action. Seller has delivered to Buyer copies of all pleadings, correspondence, and other documents relating to each pending or threatened Action listed on Schedule 3.2(h). None of the pending or threatened Actions listed on Schedule 3.2(h), individually or in the aggregate, is reasonably expected to have a Material Adverse Effect if determined adversely. Neither the Company nor Seller is subject to any judgments, decrees, injunctions, or orders of any Governmental Entity with respect to the Forming Business.

(i) Personal Property; Sufficiency of Assets. Except as may be reflected in the Financial Statements or on Schedule 3.2(i), Seller has on the date of this Agreement, and as of the Closing the Company will have, good and marketable title free and clear of any Encumbrance, except for Permitted Encumbrances, to all personal property reflected in the Forming Business Balance Sheet and all personal property purchased or otherwise acquired by the Company since the date of the Forming Business Balance Sheet that would be required to be reflected in a balance sheet prepared in accordance with GAAP, except for (x) inventory and equipment sold or otherwise disposed of, or supplies and/or materials consumed or used, in the Ordinary Course of Business since the date of the Forming Business Balance Sheet and (y) Nonassignable Assets. Except as set forth on Schedule 3.2(i) and subject to the terms of Section 2.5 of the Contribution Agreement, as of the Closing and taking into account the services and arrangements contemplated by this Agreement, the Company will own or lease all machinery, equipment, personal property and other tangible and intangible assets necessary for the Company to conduct the Forming Business in the Ordinary Course of Business following the Closing, and such machinery, equipment, personal property and assets will be usable in the Forming Business in the Ordinary Course of Business and will be reasonably adequate and suitable for their current uses in the Forming Business in the Ordinary Course of Business.

(j) Real Property.

(i) The Company does not own any freehold interest in any real property. Schedule 3.2(j)(i) sets forth as of the Closing a complete list and the location of all real property (the “Leased Real Property”) directly or indirectly leased to, or occupied by, the Company by a third party pursuant to a lease, sublease, use and occupancy or other similar arrangement under which the Company is a lessee. All Leased Real Property is leased pursuant to a valid written lease listed on Schedule 3.2(j)(i). The Leased Real Property constitutes all real property necessary to operate the Forming Business in the Ordinary Course of Business. The written lease listed on Schedule 3.2(j)(i), together with any assignment agreement, novation agreement or similar agreement that is entered into by Seller and/or the Company with the landlord of the Leased Real Property in connection with the transactions contemplated by the Transaction Documents, contains the entire agreement between the landlord of the Leased Real Property and Seller and/or the Company with respect to the lease of the Leased Real Property, and there is no other Contract between such landlord and Seller and/or the Company that affects the Leased Real Property.

(ii) Except as set forth on Schedule 3.2(j)(ii), the Company is not a party to any lease, sublease, license, concession agreement, guaranty, use and occupancy agreement, assignment or similar arrangement under which the Company is a lessor, assignor or otherwise affecting or relating to any portion of the Leased Real Property.

(iii) Except as set forth on Schedule 3.2(j)(iii), in relation to the lease for the Leased Real Property (the “Lease”), tenant has observed and performed in all material respects all covenants, restrictions, stipulations and other encumbrances and there has not been (expressly or impliedly) any waiver of or acquiescence to any breach of them at each point where access is gained.

(iv) In relation to the Lease, all principal rent and additional rent and all other sums payable by the tenant have been paid as and when they became due.

(v) Except as set forth in the Lease, collateral assurances, undertakings or concessions have been made by any party to the Lease with respect to the Leased Real Property.

(vi) No subsisting notices have been received from any competent authority or undertaking exercising statutory or delegated powers in respect of a material breach of Law in relation to any of the Leased Real Property, the current use of the Leased Real Property or any machinery, plant or equipment in the Facility.

(vii) There exists no material subsisting dispute between Seller and the owner or occupier of any other premises adjacent to or neighbouring the Leased Real Property and, to the Knowledge of Seller, there are no circumstances that may give rise to any such dispute after the date of this Agreement.

(k) Contributed Receivables. All Contributed Receivables, which constitute all outstanding accounts receivable of the Forming Business, whether or not reflected on the Forming Business Balance Sheet, represent (net of allowances for doubtful accounts as reflected thereon) valid obligations arising from sales actually made or services actually performed in the Ordinary Course of Business. Except in the Ordinary Course of Business or as set forth on Schedule 3.2(k), neither Seller nor the Company has received written notice or, to the Knowledge of Seller, any other notice from or on behalf of any obligor of any Contributed Receivable that such party is unwilling or unable to pay a material portion of such Contributed Receivable. Schedule 3.2(k) lists and sets forth the aging of all accounts receivables Seller relating to the Forming Business as of the date of the Forming Business Balance Sheet.

(l) Inventories. All inventories of the Company, which constitute all inventories of the Forming Business, whether or not reflected on the Forming Business Balance Sheet, consist of a quality and quantity usable and, with respect to finished goods, saleable, in the Ordinary Course of Business, except for “off-cuts,” obsolete items, scrap and items of below-standard quality, all of which have been written off or written down to net realizable value (in accordance with GAAP) in the Forming Business Balance Sheet or the financial records of Seller. Except as set forth on Schedule 3.2(l), the inventories (other than goods in transit) of the Company are located at the Leased Real Property. All inventories are valued at the lower of cost or market value on a first-in, first-out basis consistent with past practice used in the preparation of the Financial Statements. The quantities of each item of inventory are not excessive, but are reasonable in the present circumstances for the continued operation of the Forming Business in the Ordinary Course of Business.

(m) Absence of Certain Changes. Except as set forth on Schedule 3.2(m), since the date of the Forming Business Balance Sheet, there has not occurred any Material Adverse Effect and, to the Knowledge of the Company, no circumstances exist that can reasonably be expected to result in a Material Adverse Effect. Except as set forth on Schedule 3.2(m) and except as contemplated or permitted by this Agreement, since the date of the Forming Business Balance Sheet, Seller and the Company have operated the Forming Business in the Ordinary Course of Business, and neither Seller nor the Company has:

(i) entered into any Contract, or amended or modified any existing Contract or arrangement, whether or not written, with any officer or executive-level Forming Business Employee, in each case, outside of the Ordinary Course of Business;

(ii) except in the Ordinary Course of Business, sold, leased, transferred or otherwise disposed of, or granted any Encumbrance on, any property or assets that relate to and are used in the Forming Business;

(iii) entered into any commitment for or otherwise made capital expenditures relating to the Forming Business in excess of $50,000 in the aggregate;

(iv) entered into any labor or collective bargaining agreement relating to the Forming Business Employees or started negotiations with respect thereto;

(v) canceled or compromised any debt or claim or waived or released any material right or claim of Seller or the Company that relates to the Forming Business, except in the Ordinary Course of Business;

(vi) obtained knowledge of any damage to or destruction or loss of any material asset owned or used in the Forming Business and constituting a Contributed Asset, whether or not covered by insurance;

(vii) entered into, modified, terminated, or received written notice or, to the Knowledge of Seller, any other notice of termination of, any Company Contract;

(viii) changed the accounting methods used by Seller or the Company with respect to the Forming Business;

(ix) made any capital investment in or loan to any Person that relates to the Forming Business, except for (x) extensions of credit to customers in the Ordinary Course of Business and (y) advances to current or former employees for travel and business expenses in the Ordinary Course of Business;

(x) acquired (by merger, consolidation or acquisition of stock or assets) any interest in a corporation, partnership or other business organization or division thereof or collection of assets constituting all or substantially all of a business or business unit, in any such case that relates to and that is used in the Forming Business; or

(xi) agreed or otherwise committed to take any of the actions described in the foregoing subsections (i) through (x).

(n) Company Contracts.

(i) Schedule 3.2(n)(i) identifies all Contracts in effect as of the date of this Agreement to which Seller is (or, after the consummation of the Contribution Transactions, the Company will be) a party and which will (except to the extent any such Contract is canceled or terminates prior to the Closing by reason only of the expiration of its stated term) constitute a

Contributed Contract which are in the categories listed below (collectively, the “Company Contracts”):

(A) any employment, consulting or similar agreement requiring payment by Seller or the Company of base annual compensation or salary and annual bonuses in excess of $75,000;

(B) any license or royalty Contract (other than for commercially available software), whether as licensor or licensee with payments that are directly attributable to such license or royalty in excess of $15,000 in the aggregate in any 12-month period;

(C) any Contract for capital expenditures or the acquisition or construction of fixed assets for the benefit and use of Seller or the Company, the performance of which involves unpaid commitments or liabilities in excess of $50,000;

(D) any collective bargaining agreement with labor unions or groups of employees relating to wages, hours or other conditions of employment;

(E) any Contract that is with any customer of Seller or the Company providing for, or that is expected to provide for, payments to Seller or the Company in excess of $500,000 in the aggregate in any 12-month period;

(F) any Contract that involves the performance of services for, the delivery of goods or materials to, or otherwise requires payments by Seller or the Company of an amount in excess of $250,000 in the aggregate in any 12-month period;

(G) any joint venture, partnership or similar agreement or arrangement involving a sharing of profits, losses, costs, Taxes or other liabilities with any other Person;

(H) any Contract (other than the Transaction Documents) entered into in connection with any acquisition or disposition of all or substantially all of the assets or securities of a Person that provides for an express undertaking by Seller or the Company to be responsible for consequential, special or liquidated damages or penalties or to indemnify any other party;

(I) any Contract that involves the settlement, release, compromise, or waiver by Seller or the Company of any material rights, claims, obligations, duties or liabilities, excluding the issuance of credit notes, rebates or discounts to customers in the Ordinary Course of Business;

(J) any Contract under which Seller or the Company has loaned to, or made an investment in, or guaranteed the obligations of, any Person in excess of $15,000 (excluding Contracts that involve (x) extensions of credit to customers in the Ordinary Course of Business and (y) advances to current or former employees for travel and business expenses);

(K) any Contract that contains an effective power of attorney granted by Seller or the Company;

(L) any Contract (other than the Transaction Documents) containing (1) a covenant by Seller or the Company not to compete or (2) any other restriction which materially impairs the ability of Seller or the Company to conduct the Forming Business in the Ordinary Course of Business; or

(M) any outstanding written commitment to enter into any Contract of the type described in subsections (A) through (L) of this Section 3.2(n)(i).

(ii) Except as set forth on Schedule 3.2(n)(ii), (A) each Company Contract (other than any Company Contract that has expired or terminated in accordance with its terms or that has been terminated not in violation of this Agreement) (x) constitutes a valid and binding obligation of Seller and, upon the Closing, will constitute a valid and binding obligation of the Company, and, to the Knowledge of Seller, each other party thereto and (y) assuming such Company Contract is binding and enforceable against such other parties thereto, is in full force and effect, except in each of the preceding clauses (x) and (y) as limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights in general and subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law) and the discretion of the court before which any proceeding therefor may be brought, (B) Seller and the Company have fulfilled and performed in all material respects their obligations under each Company Contract (to the extent performance has been required of Seller and the Company), (C) neither Seller nor the Company is in, or to the Knowledge of the Company, is alleged to be in, breach or default under any Company Contract, and no event has occurred or circumstance currently exists that (with or without notice or lapse in time) is reasonably expected to result in a breach of, or give a Person the right to declare a default or exercise a remedy under, or accelerate the maturity or performance of or payment under, or cancel or terminate (other than any cancellation or termination on account of the expiration of a stated term) or modify any Company Contract.

(o) Labor Matters.

(i) Schedule 3.2(o)(i) sets forth anonymised details of all Employees as of the date of this Agreement, including (A) their remuneration (including any contractual benefits), (B) the commencement date of each contract and the date on which their continuous service with Seller and the Company began, (C) the length of notice necessary to terminate each such contract or, if a fixed term, the expiry date of the fixed term, (D) the type of contract (whether full or part-time), and (E) their date of birth. No person who is not named in Schedule 3.2(o)(i) is an employee of the Company, except any person who is employed by Seller after the date of this Agreement to engage in the Forming Business.

(ii) Schedule 3.2(o)(ii) sets forth anonymised details of all persons who are providing services to the Company and/or Seller in respect of the Forming Business as a consultant or is on secondment from an employer which is not an Affiliate of Seller, including (A) the company which engages each such individual, (B) the remuneration of each such individual (including any contractual benefits), and (C) the length of notice necessary to terminate each agreement or, if a fixed term, the expiry date of the fixed term.

(iii) Schedule 3.2(o)(iii) sets forth anonymised details of all Employees who are currently on secondment, maternity, paternity, or adoption leave or absent due to ill-health and have been on such leave or absence for more than one month prior to the date of this Agreement.

(iv) No notice to terminate the contract of employment of any Employee (whether given by the Company or by the Employee) is outstanding and no claim under any Employment Legislation has been notified to the Company and/or Seller, on the one hand, and any current or former Employee, on the other hand, relating to his or her employment or termination of employment.

(v) No statutory questionnaire within the meaning of the Equality Act 2006 has been served on the Company and/or Seller by any Employee or Worker which remains unanswered in full or in part.

(vi) To the Knowledge of the Company, every Employee who requires permission to work in the United Kingdom has current and appropriate permission to work in the United Kingdom.

(vii) No offer of employment has been made by the Company and/or in respect of any Person who, subject to the effect of the Employment Legislation, would become a Forming Business Employee that has not yet been accepted.

(viii) Except as disclosed on Schedule 3.2(o)(i), all contracts between the Company and its Employees are terminable at any time on not more than six months’ notice without compensation (other than for unfair dismissal or a statutory redundancy payment or any liability on the part of the Company other than wages, commission or pension).

(ix) Except as disclosed on Schedule 3.2(o)(i), the Company is not a party to, or proposing to introduce, in respect of any of its Employees any contractual redundancy payment scheme in addition to statutory redundancy pay, nor is there any contractual procedure for redundancy selection in respect of any of its Employees.

(x) Except as disclosed on Schedule 3.2(o)(x), the Company is not a party to, or proposing to introduce, in respect of any of its directors or Employees any contractual incentive scheme (including, without limitation, any share option arrangement, commission, profit sharing or bonus scheme).

(xi) Neither the Company nor Seller has in the twelve months prior to the date of this Agreement incurred any liability for failure to provide information or to consult with Employees under Part IV Chapter II Trade Union and Labour Relations (Consolidation Act 1992) or under the Transfer of Undertakings (Protection of Employment Regulations 2006).

(xii) Neither the Company nor Seller has in the twelve months prior to the date of this Agreement made a payment to a present or former director or Employee, or to any of their dependants, in connection with the termination of employment of such Employee.

(xiii) Neither the Company nor Seller is involved in any material industrial or trade dispute with any trade union, group or organization of employees or their representatives representing Employees.

(xiv) Except as set forth on Schedule 3.2(o)(xiv), there are no sums owing to or from any Employee other than reimbursement of expenses, bonuses for the current calendar year, wages for the current salary period and holiday pay.

(xv) Schedule 3.2(o)(xv) sets forth (A) copies of the standard written terms of employment and the handbooks which apply to the Employees and (B) copies of all contractual agreements with any trade union, employee representative or body of employees or their representatives.

(xvi) Except as set forth on Schedule 3.2(o)(xvi), in respect of each Employee, to the Knowledge of the Company, the Company has (A) performed all obligations and duties the Company is required to perform, whether arising under contract, statute, directives, regulations or at common law, (B) complied with the terms of any contractual agreement with any trade union, employee representative or body of employees or their representatives, and (C) maintained adequate and suitable records in respect of such Employee’s employment with Seller and/or the Company.

(xvii) No Employee is subject to a current formal disciplinary warning or procedure issued by Seller or the Company, except for any warnings or procedures that relate to the performance of such Employee or due to absences.

(p) Insurance.

(i) Schedule 3.2(p)(i) sets forth a complete and correct list of all insurance policies carried by or for the benefit of Seller or the Company with respect to the Contributed Assets, the Contributed Liabilities, and the operation, activities and liabilities of the Forming Business (the “Insurance Policies”).

(ii) Schedule 3.2(p)(ii) sets forth for the current calendar year: (A) any self-insurance or retention arrangement by or affecting the Company, including any reserves established thereunder; (B) a summary of the loss experience under each Insurance Policy through May 31, 2011.

(iii) Except as set forth on Schedule 3.2(p)(iii), all Insurance Policies to which the Company is a party, an insured, or a beneficiary are in full force and effect, are sufficient for compliance with applicable Law and all Company Contracts, and will continue in full force and effect following the consummation and performance of the transactions contemplated by this Agreement; provided, that nothing in this Section 3.2(p) shall prohibit or otherwise prevent Seller from making modifications or other changes to any of the Insurance Policies following the Closing (including any such modifications or changes to take into account the consummation of the transactions contemplated by this Agreement and the other Transaction Documents).

(iv) Since the date of the Audited Financial Statements, neither Seller nor the Company has received any written refusal of insurance coverage under any Insurance Policy or any written notice of cancellation or any other written notice that any Insurance Policy is no longer in full force or effect or will not be renewed or that the issuer of any Insurance Policy is not willing or able to perform its obligations thereunder.

(v) Either Seller or the Company has paid all premiums due and payable, and has otherwise performed its obligations in all material respects, under each Insurance Policy. To the Knowledge of the Company, the Company has given notice to the insurer of all insured claims under any Insurance Policy prior to the last date on which notice is due.

(q) Environmental Liability. For the purposes of this Section 3.2(q) only, “Seller’s Group” means Seller, its subsidiary undertakings, any undertaking of which it is a subsidiary undertaking (its parent undertaking) and any other subsidiary undertakings of any such parent undertaking; and each undertaking in the Seller’s Group is a member of the Seller’s Group. For the purposes of this definition, “undertaking”, “subsidiary undertaking” and “parent undertaking” shall have the meanings given to them in the CRC Order. Unless the context otherwise requires, the definition of Seller’s Group means the Seller’s Group as it exists on the date of this Agreement. Except as set forth on Schedule 3.2(q):

(i) The Company has obtained and is in compliance with all Environmental and Health and Safety Permits, such material Environmental and Health and Safety Permits are in full force, and, to the Knowledge of Seller, there are no facts or circumstances at the date of this Agreement that may lead to the revocation, suspension, variation or non-renewal of any Environmental and Health and Safety Permits.

(ii) The Company is on the date of this Agreement in compliance with all material Environmental and Health and Safety Laws.

(iii) [Intentionally Deleted.]

(iv) To the Knowledge of the Company, there are no Hazardous Substances at, on or under, the Leased Real Property which currently give rise to a liability under Environmental and Health and Safety Laws that would reasonably be expected to result in a Material Adverse Effect.

(v) As of the date of this Agreement, there are no formal written claims, investigations, prosecutions or other proceedings against the Company in respect of harm to the Environment and that arise from the operation of the Forming Business or the Company’s occupation of the Leased Real Property or for any breach or alleged breach by the Company of any Environmental and Health and Safety Permits or any Environmental and Health and Safety Laws that are (in either such case) outstanding at the date of this Agreement.

(vi) Seller has not received any enforcement, prohibition, stop, remediation, improvement or any other notice in writing from any enforcement authority, including the Environment Agency, the Health and Safety Executive and the relevant local authority, with regard to any breach or alleged breach of any Environmental and Health and Safety Laws by the Company which is outstanding on the date of this Agreement.

(vii) Copies of all (A) current Environmental and Health and Safety Permits, (B) material reports in respect of environmental and health and safety audits, investigations or other assessments, and (C) material correspondence in respect of environmental and health and safety audits, investigations or other assessments between the Company and any relevant enforcement authority in all cases relating to the Forming Business and the Leased Real Property which are from the two years immediately preceding the date of this Agreement and are in the control or possession of Seller have been made available to Buyer.

(viii) All information relevant to the Company’s participation in CRC up to the date of this Agreement has been made available to Buyer and/or any of its advisers and such information is complete, accurate and not misleading.

(ix) In relation to the Forming Business only, Seller’s Group is complying with the requirements of the CRC Order.

(r) Compliance with Law. Except as set forth on Schedule 3.2(r), since January 1, 2006, Seller has operated, and Seller or the Company is currently operating, the Forming Business in compliance with applicable Laws, except to the extent any non-compliance therewith would not reasonably be expected to be adverse in any material respect to the Company or the Forming Business. Except as set forth on Schedule 3.2(r), all approvals, permits and licenses of Governmental Entities (collectively, “Permits”) required to conduct the Forming Business in the Ordinary Course of Business are (or at Closing will be) in the possession of the Company, are in full force and effect and are being complied with, except for such Permits the failure of which to possess, to be in full force and effect or to be in compliance with would not reasonably be expected to result in a Material Adverse Effect. Since January 1, 2006, neither Seller nor the Company has received any written notice or other written communication from any Governmental Entity regarding any actual, alleged, or potential violation of, or failure to comply with, any applicable Law. To the Knowledge of the Company, no currently proposed Law could have a Material Adverse Effect on the Company. No representation or warranty is made in this Section 3.2(r) with respect to (i) any matter that may be subject to Environmental and Health and Safety Laws or controls over Hazardous Substances, (ii) any employment or labor matters, (iii) any matters relating to Taxes, and (iv) compliance with Laws matters covered by any other representation or warranty set forth in Section 3.2 of this Agreement.

(s) Anti-Corruption.

(i) Neither Seller nor the Company, or any authorized representatives thereof in its capacity as such, has violated the Foreign Corrupt Practices Act or the anticorruption laws of any jurisdiction where the Forming Business operates. Except as set forth on Schedule 3.2(s), Seller and the Company have at all times complied with all applicable Laws relating to export control and trade sanctions or embargoes.

(ii) Neither the Company nor Seller is or has at any time engaged in any activity, practice or conduct which would constitute an offence under the Bribery Act 2010.

(iii) No Associated Person of the Company or Seller has bribed another person (within the meaning given in section 7(3) of the Bribery Act 2010) intending to obtain or retain business or an advantage in the conduct of business for the Company and/or the Forming Business, and the Company has in place adequate procedures in line with the guidance published by the Secretary of State under section 9 of the Bribery Act 2010 designed to prevent their Associated Persons from undertaking any such conduct.

(t) Customers and Suppliers. Schedule 3.2(t)(i) lists for the 2010 calendar year the names of the customers that were, in the aggregate, the ten (10) largest customers (not being under common ownership) in terms of dollar value of products sold by Seller relating to the Forming Business. Schedule 3.2(t)(i) also lists for the 2010 calendar year, the names of the suppliers that were, in the aggregate, the ten (10) largest suppliers in terms of dollar value of products or services, or both, sold or provided to Seller relating to the Forming Business. Except as set forth on Schedule 3.2(t)(ii), since the date of the Audited Balance Sheet, none of the entities listed on Schedule 3.2(t)(i) has given Seller or the Company notice (written or oral) terminating, canceling, or materially reducing the volume under, any Company Contract or, to the Knowledge of the Company, threatening to take any of such actions.

(u) Product Liabilities and Warranties. Except as set forth on Schedule 3.2(u), since the date of the Audited Balance Sheet, the Forming Business has not incurred any material losses as a result of any defect or other deficiency (whether of design, materials, workmanship, labeling, instructions, or otherwise) with respect to any product designed, manufactured, sold, leased, licensed, or delivered by the Company or Seller in the Forming Business, whether incurred by reason of any express or implied warranty (including any warranty of merchantability or fitness), any doctrine of common law (tort, contract, or other), any other Law or otherwise. No Governmental Entity has alleged in writing that any product designed, manufactured, sold, leased, licensed, or delivered by the Forming Business is defective or unsafe or fails to meet any product warranty or any standards promulgated by any such Governmental Entity. Since January 1, 2006, no product designed, manufactured, sold, leased, licensed, or delivered by Seller in the Forming Business has been recalled, and neither Seller nor the Company has received any written notice of recall of any such product from any Governmental Entity.

(v) Brokers’ Fees. The Company has not employed any broker or finder or incurred any liability for any investment banking fees, brokerage fees, commissions or finders’ fees in connection with the transactions contemplated by this Agreement.

(w) Intellectual Property. Schedule 3.2(w) sets forth a list of all registered Intellectual Property which is owned by the Company and used in the Forming Business and material registered Intellectual Property which is licensed by the Company and used in the Forming Business. To the Knowledge of Seller, as of the Closing, the Company will have the right to use all material Intellectual Property used by it in the conduct of the Forming Business, including the Intellectual Property set forth on Schedule 3.2(w). Except as set forth on Schedule 3.2(w), (i) to the Knowledge of Seller, the conduct of the Forming Business does not infringe or otherwise violate any Person’s Intellectual Property rights, and there is no such claim pending or, to the Knowledge of Seller, threatened against the Company alleging such infringement or violation, and (ii) to the Knowledge of Seller, no Person is infringing or otherwise violating any Intellectual Property owned by the Company and used in the conduct of the Forming Business, and no such claims are pending or, to the Knowledge of Seller, threatened against any Person by the Company.

(x) IT System.

(i) Schedule 3.2(x)(i) sets forth a general description of the IT System and a description of all IT Contracts.

(ii) Except to the extent provided in the IT Contracts or set forth on Schedule 3.2(x)(ii), the Company is the owner of the IT System free from Encumbrances (other than Permitted Encumbrances). Except as set forth on Schedule 3.2(x)(ii), the Company has obtained all necessary rights from third parties to enable it to make exclusive and unrestricted use of the IT System.

(iii) Except as set forth on Schedule 3.2(x)(iii), no act or omission by Seller or the Company has occurred which would, if necessary with the giving of notice or lapse of time, constitute a breach of any IT Contract.

(iv) Except as set forth on Schedule 3.2(x)(iv), there are and have been no claims, disputes or proceedings arising or threatened under any IT Contracts.

(v) To the Knowledge of the Company and except as set forth on Schedule 3.2(x)(v), the elements of the IT System (A) are functioning properly and in accordance with all applicable specifications, (B) are not defective in any respect and have not been materially defective or materially failed to function during the last two years, (C) do not contain any software virus and have not within the last 12 months been infected by any software virus or accessed by any unauthorized person, (D) have sufficient capacity and performance to meet the current business requirements of the Company, (E) include sufficient user information to enable reasonably skilled personnel in the field to use and operate the IT System without the need for further assistance, (F) have been satisfactorily and regularly maintained, and (G) has the benefit of appropriate maintenance and support agreements.

(vi) The Company has implemented commercially reasonable procedures for ensuring the security of the IT System and the confidentiality and integrity of all data stored in it.

(y) Anti Trust, Competition Law. Neither the Company nor Seller in connection with the Forming Business is engaged in any agreement, arrangement, practice or conduct which amounts to an infringement of any national and directly effective legislation of any jurisdiction which governs the conduct of companies or individuals in relation to restrictive or other anti-competitive agreements or practices (including, but not limited to, cartels, pricing, resale pricing, market sharing, bid rigging, terms of trading, purchase or supply and joint ventures), dominant or monopoly market positions (whether held individually or collectively)

and the control of acquisitions or mergers relating to any jurisdiction in which the Company conducts business.

(z) Tax. The Company has no liability to pay any Tax (including, without limitation, any de-grouping charge attributable to any tangible or intangible asset) as a result of the transfer of the Contributed Assets to the Company pursuant to the Contribution Agreement. The Company has no liability to stamp duty or stamp duty land tax arising out of the assignment of the Leased Real Property to the Company.

(aa) Related Party Transactions. Except as set forth on Schedule 3.2(aa) and except for the Transaction Documents, the Company is not a party to any Contract with Seller or any Affiliate of Seller, or any of the Company’s employees, officers, directors or shareholders, other than any employment and similar arrangements in the Ordinary Course of Business, and, except as contemplated by the Transaction Documents, none of such Persons has any interest in any asset owned or used by the Company.

(bb) NO OTHER REPRESENTATIONS. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY MADE BY SELLER IN THE TRANSACTION DOCUMENTS (AS MODIFIED BY ANY SCHEDULES THERETO), NEITHER SELLER NOR THE COMPANY MAKES ANY EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY WITH RESPECT TO SELLER, THE COMPANY, THE FORMING BUSINESS, THE CONTRIBUTED ASSETS, THE EXCLUDED ASSETS, THE CONTRIBUTED LIABILITIES, THE EXCLUDED LIABILITIES OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR ANY OF THE OTHER TRANSACTION DOCUMENTS, AND THE COMPANY AND SELLER HEREBY DISCLAIM ANY OTHER REPRESENTATIONS OR WARRANTIES, WHETHER MADE BY THE COMPANY, SELLER, ANY AFFILIATE OF THE COMPANY OR SELLER, OR ANY OF THEIR RESPECTIVE OFFICERS, MANAGERS, EMPLOYEES, AGENTS OR REPRESENTATIVES. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THE TRANSACTION DOCUMENTS (AS MODIFIED BY ANY SCHEDULES THERETO), THE COMPANY AND SELLER EXPRESSLY DISCLAIM ALL LIABILITY AND RESPONSIBILITY FOR ANY REPRESENTATION, WARRANTY, PROJECTION, FORECAST, STATEMENT, OR INFORMATION MADE, COMMUNICATED, OR FURNISHED (ORALLY OR IN WRITING) TO BUYER OR ITS AFFILIATES OR REPRESENTATIVES (INCLUDING ANY OPINION, INFORMATION, PROJECTION, OR ADVICE THAT MAY HAVE BEEN OR MAY BE PROVIDED TO BUYER OR ANY OF ITS AFFILIATES BY ANY MANAGER, OFFICER, EMPLOYEE, AGENT, CONSULTANT, OR REPRESENTATIVE OF THE COMPANY OR SELLER, OR ANY OF THEIR RESPECTIVE AFFILIATES). THE COMPANY AND SELLER MAKE NO REPRESENTATIONS OR WARRANTIES TO BUYER REGARDING THE PROBABLE SUCCESS OR PROFITABILITY OF THE FORMING BUSINESS.

Section 3.3 Representations and Warranties of Buyer. Except as set forth on the Schedules referred to in this Section 3.3, Buyer represents and warrants to Seller that the statements made in this Section 3.3 are true and correct as of the date of this Agreement and as of the Closing Date, except as otherwise specifically provided below.

(a) Due Organization and Good Standing. Buyer is duly organized, validly existing and, to the extent such concept is recognized, in good standing under the laws of England & Wales.

(b) Authorization of Transaction. Buyer has full company power and authority to execute and deliver the Transaction Documents to which it is (or will be) a party and to consummate the transactions and perform its obligations contemplated thereby. The execution and delivery by Buyer of the Transaction Documents to which it is (or will be) a party and the consummation of the transactions contemplated thereby have been duly and validly authorized by all required company action on the part of Buyer and no other company proceedings on the part of Buyer are necessary to authorize the execution and delivery by Buyer of the Transaction Documents to which it is (or will be) a party or the consummation and performance by Buyer of the transactions contemplated thereby. This Agreement has been (or, in the case of each Transaction Document to be entered into by Buyer at or prior to the Closing, will be) duly executed and delivered by Buyer, and constitutes (or, in the case of each Transaction Document to be entered into by Buyer at or prior to the Closing, will constitute) a valid and legally binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except that such enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to or affecting the rights and remedies of creditors and general principles of equity (whether considered in a proceeding at law or in equity) and the discretion of the court before which any proceeding therefor may be brought. No filing or registration with, notification to, or authorization, consent or approval of any Governmental Entity is required in connection with the execution and delivery by Buyer of the Transaction Documents to which it is (or will be) a party, or the performance by Buyer of its obligations thereunder, except as set forth on Schedule 3.3(b).

(c) Legal Proceedings. There are no Actions pending against Buyer which, if adversely determined, would have an adverse effect on the ability of Buyer to consummate the transactions contemplated by the Transaction Documents to which Buyer is (or will be) a party. Buyer is not subject to any judgment, decree, injunction or order of any court, which would have an adverse effect on Buyer’s ability to consummate the transactions contemplated by the Transaction Documents to which Buyer is (or will be) a party.

(d) Brokers’ Fees. Buyer has not employed any broker or finder or incurred any liability for any investment banking fees, brokerage fees, commissions or finders’ fees in connection with the transactions contemplated by this Agreement.

(e) No Conflict or Violation. The execution and delivery by Buyer of the Transaction Documents to which it is (or will be) a party, and the consummation and performance by Buyer of the transactions contemplated thereby, will not (i) assuming that all filings, registrations, notifications, authorizations, consents and approvals described on Schedule 3.3(b) have been obtained or made, violate any applicable Law to which Buyer is subject, or (ii) violate the articles of organization or other organizational documents of Buyer, except with respect to the foregoing clause (i) as would not, individually or in the aggregate, have an adverse effect on Buyer’s ability to consummate the transactions contemplated thereby.

(f) Acquisition of Shares for Investment. Buyer has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its purchase of the Shares. Buyer is acquiring the Shares for investment and not with a view toward or for sale in connection with any distribution thereof, or with any present intention of distributing or selling the Shares. Buyer agrees that the Shares may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act of 1933, as amended, except pursuant to an exemption from such registration available under such Act.

(g) Financing. Buyer has, and at the Closing will have, sufficient internal funds (without giving effect to any unfunded financing regardless of whether any such financing is committed) to consummate the transactions contemplated by this Agreement and the other Transaction Documents, and has, and at the Closing will have, the resources and capabilities (financial or otherwise) to perform its obligations hereunder and under the other Transaction Documents to which it is (or will be) a party.

(h) RELIANCE. NOTWITHSTANDING ANYTHING CONTAINED IN THIS AGREEMENT OR ANY OF THE OTHER TRANSACTION DOCUMENTS TO THE CONTRARY, BUYER ACKNOWLEDGES AND AGREES THAT NEITHER THE COMPANY NOR SELLER IS MAKING ANY REPRESENTATIONS OR WARRANTIES WHATSOEVER, EXPRESS OR IMPLIED, BEYOND THOSE EXPRESSLY GIVEN BY SELLER IN THE TRANSACTION DOCUMENTS (AS MODIFIED BY THE SCHEDULES THERETO) AND BUYER ACKNOWLEDGES AND AGREES THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY CONTAINED THEREIN, THE COMPANY AND THE FORMING BUSINESS ARE BEING TRANSFERRED ON A “WHERE IS” AND, AS TO CONDITION, “AS IS” BASIS. ANY CLAIMS BUYER MAY HAVE FOR BREACH OF REPRESENTATION OR WARRANTY SHALL BE BASED SOLELY ON THE REPRESENTATIONS AND WARRANTIES OF SELLER EXPRESSLY SET FORTH IN THE TRANSACTION DOCUMENTS (AS MODIFIED BY THE SCHEDULES THERETO). BUYER ACKNOWLEDGES THAT IT HAS CONDUCTED TO ITS SATISFACTION, ITS OWN INDEPENDENT INVESTIGATION OF THE COMPANY AND THE FORMING BUSINESS AND, IN MAKING THE DETERMINATION TO PROCEED WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, BUYER HAS RELIED ON THE RESULTS OF ITS OWN INDEPENDENT INVESTIGATION. AS OF THE DATE HEREOF, BUYER HAS NOT BEEN INFORMED OF AND DOES NOT OTHERWISE HAVE ACTUAL KNOWLEDGE OF ANY FACTS, EVENTS OR CIRCUMSTANCES THAT WOULD CAUSE ANY OF THE REPRESENTATIONS OR WARRANTIES OF SELLER SET FORTH IN SECTION 3.1 OR IN SECTION 3.2 HEREOF OR IN ANY OF THE OTHER TRANSACTION DOCUMENTS TO BE UNTRUE OR INCORRECT IN ANY MATERIAL RESPECT.

ARTICLE IV

CONDITIONS OF PURCHASE

Section 4.1 Conditions to Obligations of Buyer.

In addition to the satisfaction of the condition set forth in Section 4.3, the obligations of Buyer to effect the Closing shall be subject to the following conditions, except to the extent waived in writing by Buyer (it being understood that if Buyer consummates the Closing, then such consummation shall be deemed a waiver in writing of any such condition that has not been satisfied as of the Closing):

(a) Representations and Warranties and Covenants.

(i) Each of (A) the representations and warranties of Seller contained in this Agreement and the other Transaction Documents (other than the Specified Representations) shall be true and correct as of the Closing (other than for such representations and warranties that are made as of a specific date which shall be so true and correct as of such date, subject to the qualification below), as if made on and as of the Closing, except where the failure of such representations and warranties to be so true and correct (without giving any effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) would not have a Material Adverse Effect, (B) the Specified Representations (other than the Specified Representations set forth in Sections 3.1(c) and 3.2(c)) shall be true and correct in all material respects as of the Closing (other than for any of such Specified Representations that are made as of a specific date which shall be so true and correct as of such date), as if made on and as of the Closing, and (C) the Specified Representation set forth in Section 3.1(c) shall be true and correct in all respects as of the Closing as if made on and as of the Closing;

(ii) The Company and Seller shall have in all material respects performed all obligations and complied with all covenants and conditions required by this Agreement and the other Transaction Documents to be performed or complied with by them at or prior to the Closing; and

(iii) Seller shall have delivered to Buyer a certificate signed by an officer of Seller, dated as of the Closing Date, that the conditions set forth in Sections 4.1(a)(i) and 4.1(a)(ii) have been satisfied.

(b) Non-trading. Buyer shall be satisfied that the Company has not traded or conducted or been party to any transaction of whatever nature other than (i) transactions necessary or incidental to its formation, organization, capitalization and/or existence, (ii) transactions necessary or desirable for the opening of a bank account with Lloyds Banking Group Plc, and (iii) this Agreement and the Contribution Agreement, the closing of the transactions contemplated hereby and thereby, and taking actions and steps to satisfy the conditions to closing of the transactions contemplated hereby and thereby.

(c) Contribution Agreement. On or before the day prior to the Closing Date, the Company and Seller shall have executed and delivered the Contribution Agreement, and consummated the Contribution Transactions.

(d) No Material Adverse Effect. There shall not have occurred any Material Adverse Effect subsequent to the date of this Agreement.

(e) Filings; Consents. All registrations, filings, applications, notices, consents, approvals, orders, qualifications and waivers expressly set forth on Schedule 4.1(e)

shall have been filed, made or obtained, and shall be in full force and effect. Copies of such filings or consents shall have been provided to Buyer.

(f) No Injunction. On the Closing Date, there shall be no injunction, restraining order or decree of any nature of any Governmental Entity that is in effect that restrains or prohibits the consummation of the transactions contemplated hereby.

(g) [Intentionally Deleted.]

(h) Escrow Agreement. Seller shall have executed and delivered to Buyer the Escrow Agreement.

(i) [Intentionally Deleted.]

(j) Discharge of Encumbrances. Seller or the Company shall have made arrangements to, concurrently with the Closing, release or discharge, or caused to be released or discharged, all Encumbrances on the assets and properties of the Company other than (i) Encumbrances that secure any of the Debt Amount and (ii) Permitted Encumbrances.

(k) Other Transaction Documents. Seller shall have executed and delivered to Buyer all of the other Transaction Documents required by this Agreement to be executed and delivered by Seller at or prior to the Closing.

Section 4.2 Conditions to Obligations of Seller.

In addition to the satisfaction of the condition set forth in Section 4.3, the obligations of Seller to effect the Closing shall be subject to the following conditions, except to the extent waived in writing by Seller (it being understood that if Seller consummates the Closing, then such consummation shall be deemed a waiver in writing of any such condition that has not been satisfied as of the Closing):

(a) Representations and Warranties and Covenants of Buyer.

(i) The representations and warranties of Buyer contained in this Agreement and the other Transaction Documents shall be true and correct as of the date of this Agreement and as of Closing Date as though made on and as of the Closing Date (other than for such representations and warranties that are made as of a specific date which shall be so true and correct as of such date);

(ii) Buyer shall have in all material respects performed all obligations and complied with all covenants and conditions required by this Agreement and the other Transaction Documents to be performed or complied with by it at or prior to the Closing; and

(iii) Buyer shall have delivered to Seller a certificate of Buyer signed by an officer of Buyer, dated as of the Closing Date, that the conditions set forth in Sections 4.2(a)(i) and 4.2(a)(ii) have been satisfied.

(b) Filings; Consents. All registrations, filings, applications, notices, consents, approvals, orders, qualifications and waivers expressly set forth on Schedule 4.2(b) shall have been filed, made or obtained.

(c) No Injunction. At the Closing Date, there shall be no injunction, restraining order or decree of any nature of any Governmental Entity that is in effect that restrains or prohibits the consummation of the transactions contemplated hereby.

(d) Closing Date Purchase Price. Buyer shall have delivered the Closing Date Purchase Price in accordance with the terms of Section 2.2.

(e) Escrow Agreement. Buyer shall have executed and delivered to Seller the Escrow Agreement.

(f) Other Transaction Documents. Buyer shall have executed and delivered to Seller all of the other Transaction Documents required by this Agreement to be executed and delivered by Buyer at or prior to the Closing.

Section 4.3 Additional Condition to the Parties’ Obligations. The obligations of Seller and Buyer to effect the Closing shall be subject to the delivery by Buyer or Seller to the other party of a valid Closing Notice. It is understood and agreed that neither Buyer nor Seller is required to deliver a Closing Notice and the decision to deliver a Closing Notice by either party is at the sole option and election of such party and not on account of, or caused by, any legal obligation or commitment to do so.

ARTICLE V

COVENANTS

Section 5.1 Conduct of Business.

Seller and the Company agree that, during the period from the date of this Agreement until the earlier of the Closing and the termination of this Agreement, except as (a) otherwise expressly provided for by this Agreement or any of the other Transaction Documents, (b) set forth on Schedule 5.1, (c) consented to by Buyer in writing (which consent shall not be unreasonably withheld, delayed or conditioned), (d) required by the terms of Contracts in existence on the date of this Agreement and disclosed on Schedule 3.2(n), or (e) required by Law, Seller and the Company shall conduct the Forming Business in the Ordinary Course of Business and, subject to the foregoing, shall:

(i) except to the extent required by applicable Law or the terms of a Contract in effect on the date of this Agreement, not enter into any Contract, or amend or modify any existing Contract, with any Forming Business Employee, in each case, outside of the Ordinary Course of Business;

(ii) except in the Ordinary Course of Business, not sell, lease, transfer or otherwise dispose of, any of the property or assets that relate to and are used in the Forming Business;

(iii) not enter into any commitment for capital expenditures relating to the Forming Business in excess of $50,000 in the aggregate;

(iv) not enter into, or begin discussions or negotiations with respect to, any labor or collective bargaining agreement relating to the Forming Business Employees;

(v) except to the extent required by applicable Law or the terms of a Contract in effect on the date of this Agreement, grant or agree to grant any increase in the wages, salary, bonus or other compensation, remuneration or benefits of any Forming Business Employee, in each case, outside the Ordinary Course of Business, it being noted that any such increase in excess of 10% is not in the Ordinary Course of Business;

(vi) not cancel or compromise any debt or claim or waive or release any right of Seller or the Company that relates to the Forming Business, except in the Ordinary Course of Business, it being noted that any such individual cancellation or compromise in excess of $100,000 is not in the Ordinary Course of Business;

(vii) maintain its relations and goodwill with suppliers, customers, landlords, creditors, employees, agents, and others having business relationships with the Forming Business and the Company (taking into account the reasonable business judgment of Seller and the Company);

(viii) maintain the assets owned or used by Seller or the Company in the Forming Business in a state of repair and condition that complies with applicable Law and Contracts and is consistent with the requirements and normal conduct of the Forming Business (normal wear and tear excepted);

(ix) comply in all material respects with all Laws applicable to, and all Company Contracts of, the Company;

(x) continue in full force and effect the Insurance Policies (or replacements thereof covering such risks and amounts that are substantially the same as those included in the Insurance Policies);

(xi) maintain all records of the Forming Business consistent with past practice;

(xii) not acquire (by merger, consolidation or acquisition of stock or assets) any interest in any corporation, partnership or other business organization or division thereof or collection of assets constituting all or substantially all of a business or business unit, in any such case that relates to and that is used in the Forming Business; or

(xiii) agree or otherwise commit to take any of the actions prohibited by, or required to be taken by, the foregoing subsections (i) through (xii);

provided, however, that nothing in this Section 5.1 or elsewhere in this Agreement shall, or shall be deemed to, restrict, limit or prohibit Seller from taking any actions with respect to, or otherwise dealing with, any of the Casting Business, the Excluded Assets or any current or former employees of Seller (other than Forming Business Employees), including, without limitation, making any amendments, supplements or modifications to any Excluded Contracts.

Section 5.2 Publicity.

Buyer, Seller and the Company agree to communicate with each other and cooperate with each other prior to any public disclosure of this Agreement or the transactions contemplated hereby. Each of Buyer, Seller and the Company agree that it shall not issue, and it shall cause its respective Affiliates not to issue, any public release or announcement concerning this Agreement or the transactions contemplated hereby without the prior written consent of Buyer and Seller, except as such release or announcement may be required by Law or any Contract to which any party is subject, in which case the party required to make the release or announcement shall allow Buyer (in case the releasing party is the Company (prior to the Closing), Seller or any of their respective Affiliates) or Seller (in case the releasing party is the Company (on or after the Closing), Buyer, or any of their respective Affiliates) reasonable time to comment on such release or announcement in advance of such issuance.

Section 5.3 Preservation of Records.

Seller and Buyer agree that each of them shall preserve and keep the records held by them or their Affiliates relating to the Forming Business for a period of seven (7) years from the Closing Date and shall make such records and personnel available to the other as may be reasonably required by such party in connection with, among other things, any insurance claims by, legal proceedings or tax audits against or governmental investigations of Seller or Buyer or any of their respective Affiliates, any evaluation of any claim for indemnification hereunder or in order to enable Seller or Buyer to comply with their respective obligations under this Agreement and each other Transaction Document.

Section 5.4 Prohibition on Use of Names and Brands.

From and after the Closing Date, Buyer shall not use and/or shall cease using, and shall cause each of its Affiliates following the Closing (including the Company) not to use and/or cease using, directly or indirectly, the names “Aeromet” or “Aeromet International”, or any variations, derivatives, compilations, translations or portions thereof, or any marks confusingly similar thereto, including as part of any trademark, trade name, domain name, corporate or company name, symbol, or other identifier of the Company or of any business of Buyer or its Affiliates (including the Company), except as may be required in communications with third parties for the purpose of identifying Buyer as the acquiror of the Forming Business. Additionally, Buyer agrees that Seller shall have the right to use any and all trademarks, trade names, domain names, corporate or company names, symbols and other identifiers which incorporate, in whole or in part, the terms “Aeromet” or “Aeromet International” or any variations, derivatives, compilations, translations or portions thereof or anything similar thereto in connection with any goods and/or services, and that Buyer and its Affiliates shall not challenge, nor assist any other party in challenging, Seller’s rights to use and obtain any of the foregoing. Concurrently with the Closing, Buyer shall, or shall cause the Company to, file with Companies House the Name Change Resolution.

Section 5.5 Confidentiality.

(a) Buyer shall treat all nonpublic information obtained in connection with this Agreement (including in connection with the access provisions of Section 5.6 hereof) and the transactions contemplated hereby as confidential in accordance with the terms of the Confidentiality Agreement. In furtherance of the foregoing, Buyer hereby agrees that it is bound by, and subject to, the Confidentiality Agreement as if Buyer was a direct party thereto and named the “Recipient” therein. The terms of the Confidentiality Agreement are hereby incorporated herein by reference and shall continue in full force and effect until the Closing, at which time such Confidentiality Agreement shall terminate. If this Agreement is, for any reason, terminated prior to the Closing, the Confidentiality Agreement shall continue in full force and effect in accordance with its terms, subject to Section 6.2 hereof.

(b) During the two (2) year period following the Closing Date, Seller agrees that it shall not, and shall cause its Affiliates not to, make use of, divulge or disclose to any third party (other than Buyer or any of its Affiliates (including the Company) or any agent or employee of Buyer or any of its Affiliates (including the Company)) any information of any proprietary, secret or confidential nature related to the Company, the Forming Business or Buyer, other than as required by applicable Law, unless (i) such information was or becomes generally available to the public other than as a result of a disclosure by Seller or any of its Affiliates, or (ii) such information was or becomes available to Seller after the date hereof on a non-confidential basis from a source other than from Buyer or any of its Affiliates and such source is not bound by a confidentiality obligation to Buyer or any of its Affiliates; provided, however, that nothing in this Section 5.5(b) shall prohibit or otherwise restrict Seller or any of its Affiliates from using any information consisting of general knowledge of the conduct and operations of the Forming Business.

(c) During the two (2) year period following the Closing Date, Buyer and the Company agree that they shall not, and shall cause their respective Affiliates not to, make use of, divulge or disclose to any third party (other than Seller or any of its Affiliates or any agent or employee of Seller or any of its Affiliates) any information of any proprietary, secret or confidential nature related to the Casting Business or Seller, other than as required by applicable Law, unless (i) such information was or becomes generally available to the public other than as a result of a disclosure by Buyer or any of its Affiliates, or (ii) such information was or becomes available to Buyer after the date hereof on a non-confidential basis from a source other than from Seller or any of its Affiliates and such source is not bound by a confidentiality obligation to Seller or any of its Affiliates; provided, however, that nothing in this Section 5.5(c) shall prohibit or otherwise restrict Buyer or any of its Affiliates from using any information consisting of general knowledge of the conduct and operations of the Casting Business.

Section 5.6 Access to Information.

(a) Seller shall, at Buyer’s expense, (i) afford the officers, directors, employees, auditors and other agents of Buyer reasonable access, during normal business hours and upon reasonable advance notice, to (x) the Specified Employees and, with the prior written consent of one of the Specified Employees (not to be unreasonably withheld, delayed or conditioned), the other employees of Seller engaged in the Forming Business, (y) the Facility, and (z) to the extent not prohibited by Law, all books and records, and all financial, operating and other data, information and Contracts with respect to the Forming Business that are in the possession of Seller, and the assets and properties of Seller that relate to and are used in the Forming Business, including real property, as Buyer, through its officers, employees or agents, may reasonably request, (ii) cooperate and assist, to the extent reasonably requested by Buyer, with Buyer’s investigation of the business, condition (financial or otherwise), assets, results of operations, or prospects of the Forming Business, and (iii) participate in discussions with the customers and suppliers of the Forming Business and Buyer shall coordinate with Seller and the Company to arrange for such discussions, at which one of the Specified Employees shall be present; provided, however, that Seller shall not be required to (A) provide any such access to the extent that it would require Seller to disclose information subject to attorney-client privilege or conflict with any confidentiality obligations to which Seller or the Company is bound or (B) incur any expenses or pay any amounts in connection with any of the foregoing. Anything herein to the contrary notwithstanding, prior to the Closing, without the express prior written consent of Seller, which may be withheld for any reason, Buyer shall not contact any customers to, or suppliers of, Seller or the Company. In exercising its rights hereunder, Buyer shall conduct itself so as not to interfere in the conduct of the business of Seller or the Company prior to the Closing. Anything herein to the contrary notwithstanding, prior to the Closing, without the express prior written consent of Seller, which shall not be unreasonably withheld, Buyer shall not have any right to perform sampling or any invasive or subsurface investigations of the properties or facilities of Seller, the Forming Business or the Company.

(b) Following the Closing, Buyer shall grant to Seller and its auditors, agents and other representatives, during regular business hours and upon reasonable advance notice, the right, at the expense of Seller, to inspect and copy the books and records of Buyer or the Company which relate to the Forming Business for any reasonable business purpose relating to this Agreement, any of the other Transaction Documents or the Forming Business, including the preparation or examination of Tax Returns, regulatory filings and financial statements or the conduct of any litigation or dispute, whether pending or threatened.

Section 5.7 Commercially Reasonable Efforts. Seller and Buyer shall cooperate and use their respective commercially reasonable efforts to fulfill as promptly as practicable the conditions precedent to the other parties’ obligations hereunder that are within their respective control, including securing or making as promptly as practicable all registrations, filings, applications, notices, consents, approvals, orders, qualifications or waivers set forth on Schedule 4.1(e) and Schedule 4.2(b); provided, however, that nothing in this Section 5.7 shall require Buyer or Seller to make any payments, or agree to any obligations, commitments, undertakings, concessions or other arrangements, in excess of $10,000 in the aggregate, in connection with securing or making any such registrations, filings, applications, notices, consents, approvals, orders, qualifications or waivers; provided, further that nothing in this Section 5.7 shall require Buyer or Seller to deliver a Closing Notice (it being understood that neither Buyer nor Seller is required to deliver a Closing Notice and the decision to deliver a Closing Notice by either party is at the sole option and election of such party and not on account of, or caused by, any legal obligation or commitment to do so).

Section 5.8 [Intentionally Deleted.]

Section 5.9 Non-Competition; Non-Solicitation; Non-Disparagement.

(a) Seller hereby agrees that:

(i) Until the date that is twenty-four (24) months after the Closing Date, Seller shall not, directly or indirectly, alone or as a shareholder, partner, member, manager, officer, director, employee, agent or consultant of any other Person, engage in, or own, manage, operate or control any Person engaged in, the business of supplying formed titanium sheet products (including titanium super plastic formed, hot formed and diffusion bonded products) for the aerospace and defense markets; provided, however, that Seller may own or acquire less than 1% of the outstanding capital stock of any publicly traded company; provided, further, that nothing in this Section 5.9 shall prohibit or otherwise restrict any Acquiring Person or any of its Affiliates from engaging (directly or indirectly) in the business of supplying formed titanium sheet products (including titanium super plastic formed, hot formed and diffusion bonded products) for the aerospace and defense markets.

(ii) Until the date that is twenty-four (24) months after the Closing Date, Seller shall not, directly or indirectly, alone or as a shareholder, partner, member, manager, officer, director, employee, agent or consultant of any other Person, (A) hire, employ, engage, retain, recruit or solicit (or attempt or offer to do any of the foregoing) any Person who is an employee of the Company at the time any such action is taken (or who had been an employee of the Company within the twelve (12) month period prior to any such action being taken) or (B) cause, induce, encourage, entice or persuade (or attempt to do any of the foregoing) any Person who is an employee of the Company to leave or terminate his or her employment with the Company; provided, however, that nothing in this Section 5.9(a)(ii) shall prohibit Seller from (w) engaging in any of the acts contemplated by this Section 5.9(a)(ii) with respect to any Person whose employment with the Company was terminated after the Closing by the Company or Buyer, (x) soliciting any Person through means of a general solicitation, (y) hiring any Person whose employment with the Company was terminated by such Person and who initially seeks employment with Seller through no directed solicitation efforts of Seller, or (z) engaging in any of the acts set forth on Schedule 5.9 hereto.

(iii) Until the date that is twenty-four (24) months after the Closing Date, Seller shall not solicit any customer of the Company for the purpose of supplying such customer with formed titanium sheet products (including titanium super plastic formed, hot formed and diffusion bonded products) for the aerospace and defense markets; provided, however, that nothing in this Section 5.9 shall prohibit or otherwise restrict any Acquiring Person or any of its Affiliates from soliciting (directly or indirectly) any customer of the Company for the purpose of supplying formed titanium sheet products (including titanium super plastic formed, hot formed and diffusion bonded products) for the aerospace and defense markets.

(iv) Seller shall not make any Disparaging remark, comment or statement, either orally or in writing, regarding Buyer or the Company, or any of their respective shareholders, directors, officers or employees. “Disparaging” remarks, comments or statements are those that impugn the character, honesty, integrity or morality or business acumen or abilities in connection with any aspect of the operation of business of the Person being disparaged.

(v) The covenants set forth in this Section 5.9(a) are reasonable covenants under the circumstances and Seller further agrees that if in the opinion of any court of competent jurisdiction such covenants are not reasonable in any respect, such court shall have the right, power and authority to excise or modify the provision or provisions of such covenants as to the court shall appear not reasonable and to enforce the remainder of the covenants as so amended. Seller agrees, solely for purposes of any attempt by Buyer to obtain an injunction for breach of any covenant contained in this Section 5.9(a), that any such breach would irreparably injure the Company and Buyer. Accordingly, Seller agrees that Buyer, in addition to pursuing any other remedies it may have at law or in equity, may obtain an injunction against Seller from any court having jurisdiction over the matter restraining any further violation of this Section 5.9(a).

(b) Buyer hereby acknowledges and agrees that:

(i) The Forming Business Employees may possess or have knowledge of confidential know-how or other information of a proprietary, secret or confidential nature which relates to the Casting Business and, in order to assure to Seller the full value of the Casting Business, Buyer shall, and Buyer shall cause each of its Subsidiaries to, until the date that is twenty-four (24) months after the Closing Date, cause each such Forming Business Employee to not (x) disclose such information to any third party or (y) make use of such information in relation to the operation of any business that competes with the Casting Business, including any such business as may be owned or acquired by Buyer or any of its Subsidiaries after the Closing Date.

(ii) Until the date that is twenty-four (24) months after the Closing Date, Buyer shall not, and Buyer shall cause each of its Subsidiaries not to, directly or indirectly, alone or as a shareholder, partner, member, manager, officer, director, employee, agent or consultant of any other Person, (A) hire, employ, engage, retain, recruit or solicit (or attempt or offer to do any of the foregoing) any Person who is an employee of Seller at the time any such action is taken (or who had been an employee of Seller within the twelve (12) month period prior to any such action being taken (other than a Forming Business Employee)) or (B) cause, induce, encourage, entice or persuade (or attempt to do any of the foregoing) any Person who is an employee of Seller to leave or terminate his or her employment with Seller; provided, however, that nothing in this Section 5.9(b)(ii) shall prohibit Buyer or any of its Subsidiaries from (x) engaging in any of the acts contemplated by this Section 5.9(b)(ii) with respect to any Person whose employment with Seller was terminated after the Closing by Seller, (y) soliciting any Person through means of a general solicitation or (z) hiring any Person whose employment with Seller was terminated by such Person and who initially seeks employment with Buyer or any of its Subsidiaries through no directed solicitation efforts of Buyer or any of its Subsidiaries.

(iii) Buyer shall not, and Buyer shall cause each of its Subsidiaries not to, make any Disparaging remark, comment or statement, either orally or in writing, regarding Seller or any of its shareholders, directors, officers or employees.

(iv) The covenants set forth in this Section 5.9(b) are reasonable covenants under the circumstances and each of Buyer and the Company agrees that if in the opinion of any court of competent jurisdiction such covenants are not reasonable in any respect, such court shall have the right, power and authority to excise or modify the provision or provisions of such covenants as to the court shall appear not reasonable and to enforce the remainder of the covenants as so amended. Buyer and the Company agree, solely for purposes of any attempt by Seller to obtain an injunction for breach of any covenant contained in this Section 5.9(b), that any such breach would irreparably injure Seller. Accordingly, Buyer and the Company agree that Seller, in addition to pursuing any other remedies it may have at law or in equity, may obtain an injunction against Buyer and/or the Company from any court having jurisdiction over the matter restraining any further violation of this Section 5.9(b).

Section 5.10 Further Assurances. The parties agree (a) to furnish upon request to each other such further information, (b) to execute and deliver to each other such other documents, and (c) to do such other acts and things, all as the other party may reasonably request, that are necessary to carry out the intent of this Agreement and the other Transaction Documents.

Section 5.11 Tax Treatment of the Transaction. Buyer and Seller acknowledge and agree that, for U.S. federal income tax purposes, the Company will elect (and the parties will cause the Company to elect) to be treated as a “disregarded entity”, such election shall remain in effect for at least one (1) year following the Closing, and the purchase and sale of the Shares shall be treated as a purchase of assets by Buyer from Seller.

Section 5.12 Insurance. Buyer hereby acknowledges and agrees that, effective upon the Closing, all Insurance Policies may be terminated or modified by Seller and/or its Affiliates to exclude coverage of the Company, the Contributed Assets, the Contributed Liabilities, and the operation, activities and liabilities of the Forming Business, and Buyer shall, at or before the Closing, obtain at its sole cost and expense, adequate replacement insurance coverage for the Company, the Contributed Assets, the Contributed Liabilities, and the operation, activities and liabilities of the Forming Business, including insurance required by any Contract to be so maintained, with respect to such risks, in such amounts, and from financially sound and reputable insurers as are prudent and customary in the industry of the Forming Business. Following the Closing, Buyer shall cooperate with Seller and its Affiliates in submitting claims on behalf of Seller or any such Affiliate under any of the Insurance Policies arising out of occurrences prior to the Closing; provided that all such actions taken pursuant to this provision shall be subject to Article VII. Buyer acknowledges that neither Seller nor any of its Affiliates shall have any responsibility for obtaining or maintaining any insurance or bearing any liability with respect to the Company, the Contributed Assets, the Contributed Liabilities, or the operation, activities or liabilities of the Forming Business relating to or arising out of occurrences on or after the Closing.

Section 5.13 Receivables.

(a) Each of Buyer and the Company hereby agrees that, on and at all times following the Closing Date, if Buyer, the Company or any of their respective Affiliates receives any amounts in respect of any of the Excluded Receivables, then Buyer or the Company (as applicable) shall, or shall cause its applicable Affiliate to, hold such amounts as trustee for Seller and shall promptly turn the same over to Seller, together with any necessary endorsements or assignments, without set-off, counterclaim or reduction of any kind.

(b) Seller hereby agrees that, on and at all times following the Closing Date, if Seller or any of its Affiliates receives any amounts in respect of any Contributed Receivables, then Seller shall, or shall cause its applicable Affiliate to, hold such amounts as trustee for the Company and shall promptly turn the same over to the Company, together with any necessary endorsements or assignments, without set-off, counterclaim or reduction of any kind.

Section 5.14 Correspondence.

(a) Each of the Company and Buyer hereby authorizes Seller, on and at all times following the Closing Date, to receive and open mail and other correspondence addressed to the Company and/or Buyer and to deal with the contents thereof; provided, that such mail or correspondence relates (or reasonably appears to relate) to any Casting Business Matter. Seller shall deliver to the Company (as soon as reasonably practicable after receipt thereof) any mail or other correspondence which relates to any Forming Business Matter that is addressed to Seller, the Company and/or Buyer and which is delivered to and received by Seller.

(b) Seller hereby authorizes the Company and Buyer, on and at all times following the Closing Date, to receive and open mail and other correspondence addressed to Seller and to deal with the contents thereof; provided, that such mail relates (or reasonably appears to relate) to any Forming Business Matter. The Company and/or Buyer shall deliver to Seller (as soon as reasonably practicable after receipt thereof) any mail or other correspondence that relates to any Casting Business Matter that is addressed to Seller, the Company and/or Buyer and which is delivered to and received by the Company and/or Buyer.

Section 5.15 Tax Elections. If, as a result of the Contribution Agreement and the sale of the Company pursuant to this Agreement, any chargeable realization gains (as defined in Section 792 Corporation Tax Act 2009) arise in the Company, Seller shall, at the written request of Buyer and jointly with the Company, sign an election under Section 792 Corporation Tax Act 2009 covering any such chargeable realization gains arising in relation to any Contributed Assets and re-allocating such gains to Seller, and shall submit such election to its tax inspector at HMRC within two years of the end of the current accounting period of the Company.

Section 5.16 Update of Schedules. Seller and the Company may, at any time and from time to time after the date of this Agreement and prior to the delivery of a valid Closing Notice, supplement or amend any Schedule, or may add any additional Schedule (and any such additional Schedule shall be deemed to qualify the Section of this Agreement to which it relates (subject to the terms of Section 8.9)), by delivering a written notice (a “Disclosure Supplement”) of such amendment, supplement or addition to Buyer. Anything in this Agreement to the contrary notwithstanding (including, without limitation, Section 6.1(b)), if Seller or the Company delivers a Disclosure Supplement to Buyer on any day that is less than three (3) Business Days prior to the anticipated Closing Date, then, at the election of Buyer, the Closing Date shall be delayed until the expiration of three (3) Business Days following the day on which Seller or the Company delivers such Disclosure Supplement and Buyer shall be entitled to all of its rights to terminate this Agreement in accordance with Section 6.1(e) during such three-Business Day period. Anything in this Agreement to the contrary notwithstanding, any matter disclosed in a Disclosure Supplement shall not form the basis for any claim for indemnification under Article VII or be considered for the purpose of determining the satisfaction of the conditions to the obligation of Buyer under Article IV; provided, that such matter was not actually known to Seller prior to the date of this Agreement (it being understood that, for purposes of this proviso, the phrase “actually known” shall have the same meaning given to the phrase “Knowledge of Seller”).

Section 5.17 Transition Services.

(a) Seller shall provide, or shall cause third party providers selected by Seller to provide, to the Company the services (the “Seller Transition Services”) described on Schedule 5.17(a) attached hereto; provided, however, that Seller shall provide or cause to be provided the Seller Transition Services only to the extent such Seller Transition Services relate to the Company’s continued operation of the Forming Business; provided, further, that Seller will not be required to perform, or to cause to be performed, any of the Seller Transition Services for the benefit of any third party or any other entity other than the Company. Seller shall perform, or cause to be performed, the Seller Transition Services in a manner generally consistent with the recent historical provision of the Seller Transition Services to the Forming Business and with the same degree of care and skill historically exercised by it; provided, however, that Seller makes no warranties or representations of any kind with respect to the provision of any Seller Transition Services, whether express or implied, including, without limitation, warranties of merchantability or fitness for a particular purpose. Seller’s obligation to deliver any Seller Transition Service is conditional upon Seller obtaining the consent, where necessary, of any relevant third party provider.

(b) The Company shall provide, and Buyer shall cause the Company to provide, to Seller the services (the “Company Transition Services”, and together with the Seller Transition Services, the “Transition Services”) described on Schedule 5.17(b) attached hereto; provided, however, that the Company will not be required to, and Buyer shall not be required to cause the Company to, perform any of the Company Transition Services for the benefit of any third party or any other entity other than Seller. The Company shall perform the Company Transition Services in a manner generally consistent with the recent historical provision of the Company Transition Services and with the same degree of care and skill historically exercised by Seller prior to the Closing Date; provided, however, that the Company makes no warranties or representations of any kind with respect to the provision of any Company Transition Services, whether express or implied, including, without limitation, warranties of merchantability or fitness for a particular purpose.

(c) Seller, on the one hand, and Buyer and the Company, on the other hand, shall (i) cooperate and provide such information and assistance as the other shall reasonably require to enable it to provide the Transition Services, (ii) allow each other and their respective employees, agents and subcontractors access to the other’s facilities as necessary for the performance of the Transition Services, and (iii) have no liability for any failure to provide or delay in providing the Transition Services to the extent such failure or delay results from the failure of the other party’s compliance with this Section 5.17(c).

(d) In consideration for the performance of the Transition Services, Seller, on the one hand, and the Company and Buyer, on the other hand, shall reimburse the other party for all costs and expenses, Taxes, losses, damages and liabilities incurred or suffered by the other party in connection with the Transition Services (the “Transition Costs”). The Transition Costs shall be payable within 30 days after the date of delivery of an invoice for such Transition Costs, such invoices not to be delivered more frequently than once each calendar month; provided, however, that Taxes, losses, damages or liabilities (or costs and expenses incurred in connection therewith) that constitute Transition Costs shall be payable within 15 days after the date of delivery of an invoice for such Transition Costs. If either party fails to pay any amount of Transition Costs that is due (excluding any amount contested in good faith), then such party shall pay interest immediately on demand on any outstanding overdue amounts at the rate of 4.0% per annum from the due date until the payment is made in full, whether before or after judgment. If either party disputes any invoice or other request for payment with respect to the Transition Services, then such party shall immediately notify the other party in writing of the particulars of such dispute and the parties shall negotiate in good faith to resolve the dispute promptly. The Transition Costs are exclusive of amounts in respect of Tax. Each party shall, on receipt of a valid value added tax invoice from the other party, pay such additional amounts in respect of such value added tax. Buyer shall be responsible for the payment of all invoices due to third party suppliers in connection with the provision of the Seller Transition Services. All payments payable under this Section 5.17 shall become due immediately upon the termination of the Transition Services. All payments made pursuant to this Section 5.17 shall be made by wire transfer of immediately available funds in accordance with the instructions provided by the recipient of such payments from time to time. The payment obligations under this Section 5.17 are absolute and unconditional and shall not be subject to any diminution by set-off, abatement, counterclaim, withholding, deduction or otherwise, whether in connection with or arising out of this Agreement or any other agreement between or among the parties, and such payment obligations shall survive and termination of any of the Transition Services. In no event shall Transition Costs include salaries of employees of any party providing the related Transition Service.

(e) Either party may, from time to time and without prior notice to the other party, change the Transition Services that are to be provided by such party in order to comply with any applicable Law. Where practicable, notice shall be provided not less than fifteen (15) days prior to any such change, but in any event no later than upon such change taking effect.

(f) Nothing in this Section 5.17 is to be construed as an assignment or grant of any right, title or interest in any Intellectual Property.

(g) In connection with providing any Transition Service, neither party shall be obligated to (i) make modifications to its existing systems, or (ii) acquire additional assets, equipment, rights or properties (including, without limitation, computer equipment or software) or hire additional personnel.

(h) The parties acknowledge and agree that this Section 5.17 does not create a fiduciary relationship, partnership, joint venture or relationships of trust or agency between the parties and that all Transition Services are provided on an independent contractor basis.

(i) The obligations of any party under this Section 5.17 to provide (or cause to be provided) any Transition Service shall terminate (i) on the date such Transition Service shall terminate as set forth on Schedule 5.17(a) or Schedule 5.17(b), as applicable, (ii) if the other party has failed to pay any amount payable by such party under this Section 5.17 within seven (7) days of such amount becoming due, or (iii) upon the occurrence of a Termination Event with respect to the other party. Notwithstanding the foregoing, either party may at any time terminate the provision of any or all of the Transition Services it is receiving from the other party by giving to such other party not less thirty (30) days’ prior notice in writing.

Section 5.18 Specified Contracts. Buyer and the Company shall reimburse Seller, immediately upon demand, for all costs and expenses, losses, Taxes, damages and liabilities incurred or suffered by Seller in connection with the Company’s, Buyer’s or any of their respective employees’, agents’ or representatives’ use, consumption or receipt of any benefit from or under any of the Contracts listed on Schedule 5.18 (the “Specified Contracts”), or any assets, properties or services provided or made available thereunder (the “Specified Contract Costs”). If Buyer fails to pay any amount of Specified Contract Costs that is due, then Buyer shall pay interest immediately on demand on any outstanding overdue amounts at the rate of 4.0% per annum from the due date until the payment is made in full, whether before or after judgment. All payments made pursuant to this Section 5.18 shall be made by wire transfer of immediately available funds in accordance with the instructions provided by Seller from time to time. The payment obligations under this Section 5.18 are absolute and unconditional and shall not be subject to any diminution by set-off, abatement, counterclaim, withholding, deduction or otherwise, whether in connection with or arising out of this Agreement or any other agreement between or among the parties. Anything in this Section 5.18 or elsewhere in this Agreement to the contrary notwithstanding, Seller shall be permitted to make any modifications or other changes to any of the Specified Contracts following the date of this Agreement that Seller elects to do so in its sole and absolute discretion (including any such modifications or changes to prevent Buyer, the Company and/or any of their respective employees, agents or representatives from using, consuming or receiving any benefit from or under any of the Specified Contracts or any assets, properties or services provided or made available thereunder).

ARTICLE VI

TERMINATION

Section 6.1 Termination of Agreement. This Agreement may be terminated as follows:

(a) by mutual written consent of Buyer and Seller at any time prior to the Closing Date;

(b) by the written notice of Buyer or Seller to the other party if the Closing shall not have occurred on or before November 4, 2011 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 6.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing to occur on or prior to such date;

(c) by the written notice of Buyer to Seller, (i) if Seller or the Company shall have breached or failed to perform any of their respective representations, warranties, covenants or other agreements contained in this Agreement, or if any representation or warranty of Seller or the Company in this Agreement shall have become untrue, and (ii) any such breach, failure to perform or occurrence referred to in clause (i) (A) would result in a failure of any condition set forth in Section 4.1(a)(i) or Section 4.1(a)(ii) and (B) is not curable or able to be performed, or, if curable or able to be performed, is not cured or performed prior to the earlier of (x) the Outside Date and (y) twenty (20) days after written notice of such breach, failure or occurrence is given to Seller by Buyer; provided, that the right of Buyer to terminate this Agreement under this Section 6.1(c) shall not be available if Buyer is then in material breach of its representations, warranties, covenants or other agreements contained in this Agreement;

(d) by the written notice of Seller to Buyer, (i) if Buyer shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, or if any representation or warranty of Buyer in this Agreement shall have become untrue, and (ii) any such breach, failure to perform or occurrence referred to in clause (i) (A) would result in a failure of a condition set forth in Section 4.2(a)(i) or Section 4.2(a)(ii) and (B) is not curable or able to be performed, or, if curable or able to be performed, is not cured or performed prior to the earlier of (x) the Outside Date and (y) twenty (20) days after written notice of such breach, failure or occurrence is given to Buyer by Seller; provided, that the right of Seller to terminate this Agreement under this Section 6.1(d) shall not be available if Seller is then in material breach of its representations, warranties, covenants or other agreements contained in this Agreement; or

(e) by the written notice of Buyer to Seller delivered within three (3) Business Days after Seller or the Company delivers a Disclosure Supplement to Buyer in accordance with Section 5.16 and the matter disclosed in such Disclosure Supplement shall have resulted in a Material Adverse Effect.

Section 6.2 Effect of Termination. In the event that this Agreement is terminated in accordance with Section 6.1, then this Agreement shall become null and void and of no further force or effect, and there shall be no liability or obligation hereunder on the part of Seller, the Company or Buyer or any of their respective Affiliates, or any of their respective managers, directors, officers, employees, agents, representatives, successors or assigns, except that the provisions of Section 5.2 and Section 5.5 shall survive the termination of this Agreement for any reason for a period of two (2) years and the provisions of Article VIII shall survive the termination of this Agreement for any reason indefinitely; provided, however, that if such termination shall have been caused by, or shall have resulted from, (i) the willful and material breach by a party of any of its representations, warranties, covenants or agreements set forth in this Agreement or (ii) Buyer’s failure to pay any portion of the Closing Date Purchase Price upon satisfaction or waiver of the conditions to Closing set forth in Sections 4.1 (other than those conditions which are to be satisfied only on the Closing Date) and 4.3, then any such termination shall not relieve any such breaching or failing party for damages actually incurred or suffered by any other party as a result of any such breach or failure, and/or from equitable relief; provided, further that upon such termination, each of the provisions of the Confidentiality Agreement shall survive and remain in full force and effect for the longer of (x) the remainder of the term of survival applicable to such provision as set forth in the Confidentiality Agreement and (y) one year following such termination.

ARTICLE VII

INDEMNIFICATION

Section 7.1 Obligations of Seller.

(a) Subject to the overall limitations, the minimum amounts, caps and time limitations set forth in this Article VII or elsewhere in this Agreement, if the Closing occurs, Seller shall indemnify and hold harmless Buyer and its managers, directors, officers, employees, Affiliates, agents, successors and assigns (collectively, the “Buyer Indemnified Parties”) from and against any and all actual out-of-pocket losses, damages, liabilities, claims, costs and expenses, interest, penalties, judgments and settlements (collectively, “Losses”) incurred by any Buyer Indemnified Party by reason of: (i) any breach of any of the representations or warranties made by Seller in this Agreement or any of the other Transaction Documents to which it is a party (in each case, when made), (ii) any breach or nonperformance of any of the covenants or agreements made by Seller in this Agreement or any of the other Transaction Documents to which it is a party, (iii) any breach or nonperformance prior to or at the Closing of any of the covenants or agreements made by the Company in this Agreement or any of the other Transaction Documents to which it is a party, (iv) any of the Excluded Assets, the Excluded Liabilities (other than the Excluded Liability described in clause (v) of this Section 7.1(a)) or any matter, occurrence, action, omission or circumstance that relates to the conduct or operation of the Casting Business (the Losses referred to in this clause (iv), the “Casting Business Losses”), and (v) the Excluded Liabilities described in Section 2.4(e) of the Contribution Agreement.

(b) The obligation of Seller to indemnify the Buyer Indemnified Parties for Losses pursuant to Section 7.1(a) is subject to the following limitations: (i) Seller shall not be required to provide indemnification to any Buyer Indemnified Party pursuant to Section 7.1(a) unless and until the aggregate amount of Losses incurred by all Buyer Indemnified Parties pursuant to Section 7.1(a) (other than the Specified Buyer Losses) exceeds $325,000 (the “Deductible Amount”), and then the Buyer Indemnified Parties shall be entitled to indemnification for the amount of Losses in excess thereof (it being understood and agreed that the Deductible Amount is intended as a deductible, and Seller shall not be liable for any Losses less than the Deductible Amount for which the Buyer Indemnified Parties are otherwise entitled to indemnification); provided, however, that (i) each of the Losses described in clause (v) of Section 7.1(a) (“Export License Losses”) and the Specified Buyer Losses shall not be subject to the Deductible Amount and shall not be included in calculating whether the Deductible Amount has been satisfied, and (ii) Seller shall not have liability to any Buyer Indemnified Party for indemnification under this Article VII to the extent any Losses are directly caused by any action taken or omitted to be taken by, or on behalf of, any Buyer Indemnified Party.

(c) Without limiting any of the other limitations set forth in this Article VII or elsewhere in this Agreement, except with respect to claims for Specified Buyer Losses, the Buyer Indemnified Parties shall not be entitled to receive indemnification for Losses pursuant to Section 7.1(a) in an aggregate amount that exceeds, at any time, the Seller Indemnity Cap less the aggregate amount of Specified Buyer Losses recovered by the Buyer Indemnified Parties as of such time.

Section 7.2 Obligations of Buyer.

(a) Subject to the overall limitations, the minimum amounts, caps and time limitations set forth in this Article VII or elsewhere in this Agreement, if the Closing occurs, Buyer shall indemnify and hold harmless Seller and its managers, directors, officers, employees, Affiliates, agents, successors and assigns (collectively, the “Seller Indemnified Parties”) from and against any and all Losses incurred by any Seller Indemnified Party by reason of: (i) any breach of any of the representations or warranties made by Buyer in this Agreement or in any of the other Transaction Documents to which Buyer is a party (in each case, when made), (ii) any breach or nonperformance of any of the covenants or agreements made by Buyer in this Agreement or in any of the other Transaction Documents to which Buyer is a party, (iii) any breach or nonperformance after the Closing of any of the covenants or agreements made by the Company in this Agreement or any of the other Transaction Documents to which it is a party, and (iv) any of the Contributed Assets, the Contributed Liabilities or any matter, occurrence, action, omission or circumstance that relates to the conduct or operation of the Forming Business (the Losses referred to in this clause (iv), the “Forming Business Losses”).

(b) The obligation of Buyer to indemnify the Seller Indemnified Parties for Losses pursuant to Section 7.2(a) is subject to the following limitations: (i) Buyer shall not be required to provide indemnification to any Seller Indemnified Party pursuant to Section 7.2(a) unless and until the aggregate amount of Losses incurred by all Seller Indemnified Parties pursuant to Section 7.2(a) (other than Specified Seller Losses) exceeds the Deductible Amount, and then the Seller Indemnified Parties shall be entitled to indemnification for the amount of Losses in excess thereof (it being understood and agreed that the Deductible Amount is intended as a deductible, and Buyer shall not be liable for any Losses less than the Deductible Amount for which the Seller Indemnified Parties are otherwise entitled to indemnification); provided, however, that Specified Seller Losses shall not be subject to the Deductible Amount and shall not be included in calculating whether the Deductible Amount has been satisfied.

(c) Without limiting any of the other limitations set forth in this Article VII or elsewhere in this Agreement, except with respect to claims for Specified Seller Losses, the Seller Indemnified Parties shall not be entitled to receive indemnification for Losses pursuant to Section 7.2(a) in an aggregate amount that exceeds, at any time, the Buyer Indemnity Cap less the aggregate amount of Specified Seller Losses recovered by the Seller Indemnified Parties as of such time.

Section 7.3 Indemnification Procedures.

(a) Any party seeking indemnification hereunder (an “Indemnified Party”), including without limitation, on account of any claim by a third party which might give rise to indemnification hereunder (an “Asserted Liability”), shall promptly notify the party from which indemnification is sought (the “Indemnifying Party”) in writing of such Asserted Liability (the “Claim Notice”); provided that the delay of any Indemnified Party in giving the Claim Notice promptly as required by this Section 7.3(a) shall not affect such Indemnified Party’s rights under this Article VII except to the extent that the Indemnifying Party is prejudiced by such delay (except that the Indemnifying Party shall not be liable for any costs or expenses incurred by the Indemnified Party during the period in which the Indemnified Party failed to give such notice). Thereafter, to the extent that the Asserted Liability relates to a third party claim, the Indemnified Party shall deliver to the Indemnifying Party, promptly after the Indemnified Party’s receipt thereof, copies of all notices and documents (including court papers) received by the Indemnified Party relating to such Asserted Liability.

(b) In the event of any third party claim against the Indemnified Party, the Indemnifying Party shall have the sole and absolute right within thirty (30) days from its receipt of the Claim Notice (the “Notice Period”), at its option and at its own expense, to be represented by counsel of its choice to assume the defense of the Asserted Liability and shall notify the Indemnified Party in writing within the Notice Period whether or not it shall assume the defense of such Asserted Liability. If the Indemnifying Party undertakes to defend against an Asserted Liability, the Indemnified Party will agree to any settlement, compromise or discharge of such Asserted Liability which the Indemnifying Party may recommend and which the Indemnifying Party agrees to pay the full amount of such Asserted Liability relating to the matters for which the Indemnified Party is entitled to indemnification hereunder. Notwithstanding the foregoing, in any event, the Indemnified Party shall have the right to control, pay or settle any Asserted Liability which the Indemnifying Party shall have undertaken to defend so long as the Indemnified Party shall also waive any right to indemnification therefor by the Indemnifying Party. If the Indemnifying Party undertakes to defend against such Asserted Liability, the Indemnified Party shall fully cooperate with the Indemnifying Party and its counsel in the investigation, defense and settlement thereof. If the Indemnified Party desires to participate in any such defense it may do so at its sole cost and expense (it being understood that the Indemnifying Party shall control such defense and such costs and expenses of such participation shall not constitute “Losses” indemnifiable hereunder). If the Indemnifying Party does not undertake within the Notice Period to defend against such Asserted Liability, then the Indemnifying Party shall have the right to participate in any such defense at its sole cost and expense, but, in such case, the Indemnified Party shall control the investigation and defense of such Asserted Liability; provided, however, that whether or not the Indemnifying Party shall have undertaken the defense of such Asserted Liability, the Indemnified Party shall not admit liability with respect to, or settle, compromise or discharge, such Asserted Liability without the Indemnifying Party’s prior written consent. The Indemnified Party and the Indemnifying Party agree to make available to each other, their counsel and other representatives, all information and documents available to them which relate to such Asserted Liability. The Indemnified Party and the Indemnifying Party also agree to render to each other such assistance and cooperation as may reasonably be required to ensure the proper and adequate defense of such Asserted Liability.

Section 7.4 Other Limitations.

(a) In calculating amounts payable to an Indemnified Party, the amount of the indemnified Losses shall be determined without duplication of any other Loss for which an indemnification claim has been made under any other representation, warranty, covenant or agreement and shall be computed net of (i) payments recovered or recoverable by the Indemnified Party or any of its Affiliates under any insurance policy with respect to such Losses, (ii) any amounts recovered or recoverable by the Indemnified Party or any of its Affiliates from any Person with respect to such Losses (whether under any agreement for indemnification, contribution or otherwise) and (iii) any Tax benefit realized or realizable by the Indemnified Party or any of its Affiliates with respect to such Losses. The Indemnified Parties shall use reasonable best efforts to collect any amounts available under such insurance coverage and from such other Person alleged to have responsibility and to realize any Tax benefit with respect to such Loss. If an Indemnified Party realizes a Tax benefit or receives an amount under insurance coverage or from any other Person (other than the Indemnifying Party) with respect to Losses sustained at any time subsequent to any indemnification provided pursuant to this Article VII (and provided such Tax benefit or amount (as applicable) was not taken into account in determining the amount that the Indemnifying Party was required to pay to the Indemnified Party hereunder in connection with such Losses), then such Indemnified Party shall promptly reimburse the applicable Indemnifying Party for any payment made by such Indemnifying Party in connection with providing such indemnification up to such amount realized or received by such Indemnified Party (but in no event in excess of the amount paid by the Indemnifying Party in connection with the indemnification claim giving rise thereto).

(b) Notwithstanding anything to the contrary contained herein, in no event shall any Buyer Indemnified Party be entitled to indemnification pursuant to this Article VII with respect to any liability (including any liability for Taxes) that is accrued (and then only to the extent thereof) on the Final Statement or any amount that was the subject of a dispute submitted to, and resolved by, the Independent Accounting Firm pursuant to Section 2.4(c) or that was resolved by the parties pursuant to Section 2.4(b) or Section 2.4(c).

(c) Claims for indemnification pursuant to Section 7.1(a)(i) or Section 7.2(a)(i) shall not be made after the date that is fifteen (15) months after the Closing Date (the “Survival Expiration Date”). Claims for indemnification pursuant to Section 7.1(a)(ii), Section 7.1(a)(iii), Section 7.2(a)(ii) or Section 7.2(a)(iii) for breaches or nonperformance of covenants and agreements which by their terms are to be performed, in whole or in part, or which prohibit actions, subsequent to the Closing Date (“Post-Closing Covenants”), shall not be made after the expiration of the three (3) month period following the last date on which each such Post-Closing Covenant was required to be performed (in each case, a “Post-Closing Covenant Survival Expiration Date”). All covenants set forth in this Agreement and the other Transaction Documents (other than Post-Closing Covenants) shall terminate on the Closing Date and no claim for indemnification may be made in respect thereof at any time following the Closing. Claims for indemnification for (A) Export Licenses Losses arising out of monetary liabilities imposed by Alenia Aeronautica S.p.A. or AVIO S.p.A. shall not be made after the Survival Expiration Date and (B) Export Licenses Losses arising out of monetary liabilities imposed by any Governmental Entity shall not be made after the date that is three (3) years after the Closing Date (the “Extended Survival Expiration Date”). Claims for indemnification for (x) the Specified Buyer Losses or (y) the Specified Seller Losses may be made at any time following the Closing, with no expiration term. Any claim for indemnification under Section 7.1(a) or Section 7.2(a) (other than claims for indemnification referred to in the immediately preceding sentence) not made by the applicable Indemnified Party on or prior to the Survival Expiration Date, the Post-Closing Covenant Survival Expiration Date or the Extended Survival Expiration Date (as applicable) will be irrevocably and unconditionally released and waived.

(d) Except as set forth in Section 6.2 and Section 8.15, the remedies provided in this Article VII shall be deemed the sole and exclusive remedies of the parties, from and after the Closing Date, with respect to the subject matters of the indemnification provisions of this Article VII. In furtherance of the foregoing, each of Buyer, the Company and Seller hereby waives, to the fullest extent permitted under applicable Law, any and all rights, claims and causes of action for any breach of any representation, warranty, covenant or agreement set forth herein or otherwise relating to the subject matter of this Agreement it may have against any other party (including without limitation, any rights, claims and causes of action arising under or based upon any federal, state, local or foreign statute, ordinance, rule, regulation or other Law), except pursuant to the indemnification provisions set forth in this Article VII, and as set forth in Section 6.2 and Section 8.15.

(e) Each Indemnified Party shall take all commercially reasonable steps to mitigate any indemnifiable Loss. In the event the Indemnified Party shall fail to take, or cause to be taken, such commercially reasonable steps, then notwithstanding anything in this Agreement to the contrary, the Indemnifying Party shall not be required to indemnify the Indemnified Party for that portion of Losses that would reasonably have been expected to have been avoided if the Indemnified Party had taken, or caused to be taken, such commercially reasonable steps.

(f) Any indemnification payment made under this Agreement shall be characterized for all Tax purposes as an adjustment to the Final Purchase Price.

(g) Notwithstanding anything to the contrary contained herein, no indemnification shall be provided under this Article VII in respect of any consequential, punitive, special, exemplary, treble, speculative or similar Losses, diminution in value, or Losses based on either reduced prior, current or future profitability or earnings of Seller, Buyer, the Company or the Forming Business, or Losses based on a multiple of such profitability, earnings or any other factor, or a reduction therein (it being understood that all Losses shall for purposes of this Article VII be determined and calculated on a direct, dollar-for-dollar basis).

(h) To the extent that the Indemnifying Party makes any payment pursuant to this Article VII in respect of Losses for which the Indemnified Party or any of its Affiliates have a right to recover against a third party (including an insurance company), the Indemnifying Party shall be subrogated to the right of the Indemnified Party or any of its Affiliates to seek and obtain recovery from such third party; provided, however, that if the Indemnifying Party shall be prohibited from such subrogation, the Indemnified Party or its Affiliates, as applicable, shall (without limiting the Indemnified Party’s obligations under Section 7.4(a)) seek recovery, at the Indemnifying Party’s cost and expense (including reasonable attorney’s fees), from such third party on the Indemnifying Party’s behalf and shall pay any such recovery to the Indemnifying Party, provided that any amount so paid to the Indemnifying Party shall not exceed the amount of the indemnification payment made by it to the Indemnified Party hereunder.

(i) Anything in this Agreement to the contrary notwithstanding, if any Buyer Indemnified Party is entitled to be indemnified pursuant to this Article VII, then Losses shall first be satisfied from amounts in the Escrow Account, including any interest or other amounts earned thereon, in accordance with the terms of the Escrow Agreement, and no amount shall be recovered by any Buyer Indemnified Party directly from Seller pursuant to this Article VII unless and until the amounts in the Escrow Account, including any interest or other amounts earned thereon, have been exhausted or released in accordance with the terms of the Escrow Agreement.

(j) Notwithstanding anything to the contrary contained herein, Seller shall not be liable to any Buyer Indemnified Party and no Buyer Indemnified Party shall be entitled to claim that any representation, warranty, covenant or agreement of Seller has been breached on account of any fact, matter or circumstance which such Buyer Indemnified Party had actual knowledge of on or before the date of this Agreement. Nothing in this Section 7.4(j) shall constitute a waiver of a claim based on any Casting Business Losses.

(k) Notwithstanding anything to the contrary contained herein, Buyer shall not be liable to any Seller Indemnified Party and no Seller Indemnified Party shall be entitled to claim that any representation, warranty, covenant or agreement of Buyer has been breached on account of any fact, matter or circumstance which such Seller Indemnified Party had actual knowledge of on or before the date of this Agreement. Nothing in this Section 7.4(k) shall constitute a waiver of a claim based on any Forming Business Losses.

ARTICLE VIII

MISCELLANEOUS

Section 8.1 Assignment; Binding Effect. This Agreement and the rights hereunder are not assignable, directly or indirectly (by operation of law or otherwise), unless such assignment is consented to in writing by both Buyer and Seller and any attempted assignment without the required consents shall be void; provided, however, that Seller may assign, delegate or transfer this Agreement and its rights, obligations and/or interests hereunder, without the consent of Buyer, to any Person who acquires all or substantially all of its capital stock or assets. Subject to the preceding sentence, this Agreement and all the provisions hereof shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

Section 8.2 Choice of Law. THIS AGREEMENT SHALL BE GOVERNED BY AND INTERPRETED AND ENFORCED IN ACCORDANCE WITH ENGLISH LAW.

Section 8.3 Consent to Jurisdiction; Service of Process; Waiver of Jury Trial. ALL JUDICIAL PROCEEDINGS OR OTHER ACTIONS BROUGHT AGAINST THE PARTIES ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR ANY OBLIGATIONS HEREUNDER, SHALL BE BROUGHT IN THE COURTS OF ENGLAND & WALES (THE “CHOSEN COURTS”). BY EXECUTING AND DELIVERING THIS AGREEMENT, EACH OF THE PARTIES, IRREVOCABLY (I) ACCEPTS GENERALLY AND UNCONDITIONALLY THE EXCLUSIVE JURISDICTION AND VENUE OF THE CHOSEN COURTS; (II) WAIVES ANY OBJECTIONS WHICH SUCH PARTY MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY OF THE AFORESAID ACTIONS OR PROCEEDINGS ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT BROUGHT IN THE CHOSEN COURTS AND HEREBY FURTHER IRREVOCABLY WAIVES AND AGREES NOT TO PLEAD OR CLAIM IN ANY CHOSEN COURT THAT SUCH PROCEEDING OR ACTION BROUGHT IN ANY CHOSEN COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM; (III) AGREES THAT SERVICE

OF ALL PROCESS IN ANY SUCH PROCEEDING OR ACTION IN ANY CHOSEN COURT MAY BE MADE BY REGISTERED OR CERTIFIED MAIL, RETURN RECEIPT REQUESTED, TO SUCH PARTY AT ITS ADDRESS PROVIDED IN ACCORDANCE WITH SECTION 8.4; AND (IV) AGREES THAT SERVICE AS PROVIDED IN CLAUSE (III) ABOVE IS SUFFICIENT TO CONFER PERSONAL JURISDICTION OVER SUCH PARTY IN ANY SUCH PROCEEDING OR ACTION IN ANY CHOSEN COURT, AND OTHERWISE CONSTITUTES EFFECTIVE AND BINDING SERVICE IN EVERY RESPECT. THE PARTIES HERETO IRREVOCABLY WAIVE THE RIGHT TO TRIAL BY JURY IN ANY ACTION TO ENFORCE OR INTERPRET THE PROVISIONS OF THIS AGREEMENT. EACH OF THE PARTIES HERETO HEREBY ACKNOWLEDGES AND AGREES THAT THE ACTIVITIES CONTEMPLATED BY THE PROVISIONS OF THIS AGREEMENT ARE COMMERCIAL IN NATURE RATHER THAN GOVERNMENTAL OR PUBLIC, AND THEREFORE ACKNOWLEDGES AND AGREES THAT IT IS NOT ENTITLED TO ANY RIGHT OF IMMUNITY ON THE GROUNDS OF SOVEREIGNTY OR OTHERWISE WITH RESPECT TO SUCH ACTIVITIES OR IN ANY LEGAL ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT IN RESPECT OF ITSELF AND ITS PROPERTIES AND REVENUES. EACH OF THE PARTIES HERETO HEREBY EXPRESSLY AND IRREVOCABLY WAIVES ANY SUCH RIGHT OF IMMUNITY WHICH MAY NOW OR HEREAFTER EXIST OR CLAIM THERETO WHICH MAY NOW OR HEREAFTER EXIST, AND AGREES NOT TO ASSERT ANY SUCH RIGHT OR CLAIM IN ANY SUCH ACTION OR PROCEEDING, WHETHER IN THE CHOSEN COURTS OR OTHERWISE.

Section 8.4 Notices. All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given (a) when delivered personally, (b) when sent by confirmed cable, telecopy, electronic mail, telegram or facsimile, (c) one (1) Business Day after deposit with an overnight courier service or (d) three (3) Business Days after mailed by certified or registered mail, return receipt requested, with postage prepaid to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to Buyer or, after the Closing, the Company, to:

RTI Europe Limited

Titan House

Kingsbury Link

Trinity Road

Piccadilly, Tamworth

Staffordshire B78 2EX, ENGLAND

Attn: Jim McCarley

Facsimile No.: (412) 893-0027

Email Address: jmccarley@rtiintl.com

With copies to:

RTI International Metals, Inc.

1550 Coraopolis Heights Road, 5th Floor

Pittsburgh, PA 15108-2973
USA
Attn: Chad Whalen, Esq., General Counsel
Facsimile No.: (412) 893-0027
Email Address: cwhalen@rtiintl.com

If to Seller or, prior to the Closing, the Company, to:

Aeromet International Plc
Eurolink Way
Sittingbourne
Kent ME10 3RN
Attn: Jeff Smith
Facsimile No.: 44 (0) 1795 415015
Email Address: Jeff.Smith@Aeromet.co.uk

With copies to:

Stroock & Stroock & Lavan LLP
180 Maiden Lane
New York, NY 10038-4982
Attn: Matthew A. Schwartz, Esq.
Fax: (212) 806-5400
Email Address: mschwartz@stroock.com

Section 8.5 Headings. The headings contained in this Agreement and the information contained in the Table of Contents are inserted for convenience only and shall not be considered in interpreting or construing any of the provisions contained in this Agreement.

Section 8.6 Fees and Expenses. Except as otherwise specified in this Agreement, each party hereto will bear its own costs and expenses (including investment advisory and legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby.

Section 8.7 Entire Agreement. This Agreement (including the Exhibits and Schedules hereto) and the other Transaction Documents constitute the entire agreement between the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings between the parties with respect to such subject matter; provided, however, this Agreement shall not supersede the terms and provisions of the Confidentiality Agreement, which shall survive and remain in effect until expiration or termination thereof in accordance with its terms and this Agreement.

Section 8.8 Interpretation. When a reference is made to an Article, Section, subsection, clause, Schedule or Exhibit, such reference shall be to an Article, Section, subsection, clause, Schedule or Exhibit of or to this Agreement unless otherwise indicated. Whenever the words “include”, “includes” or “including” are used in this Agreement, such words shall be deemed to be followed by the words “without limitation.” Any references to the masculine, feminine or neuter gender shall include such other genders and any references to the singular or plural shall include the other, in each case unless the context otherwise requires. The word “Agreement” shall mean this Agreement as amended or supplemented, together with all Exhibits and Schedules attached or incorporated herein by reference. The terms “Dollars” and “$” mean United States Dollars; and all payments to be made by the Company, Seller or Buyer under or pursuant to any provision of this Agreement shall be made in United States Dollars. For purposes of any indemnification provision in this Agreement, the word “expenses” shall mean out-of-pocket third party expenses, and shall not include any allocations of internal salaries and other expenses. If any ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

Section 8.9 Disclosure. Any exception, qualification or other disclosure set forth on the Schedules hereto with respect to a particular representation, warranty or covenant contained in this Agreement shall be deemed to be an exception, qualification or other disclosure with respect to all other applicable representations, warranties and covenants contained in this Agreement to the extent any description of facts regarding the event, item or matter disclosed is adequate so as to make reasonably apparent or otherwise make Buyer reasonably aware that such exception, qualification or disclosure is applicable to such other representations, warranties or covenants whether or not such exception, qualification or disclosure is so numbered. The inclusion of information on any Schedule hereto shall not be construed as an admission that such information is material to Seller, the Company or the Forming Business.

Section 8.10 Waiver and Amendment. Except as set forth in Section 5.16, any provision of this Agreement may be amended, supplemented, waived or modified if, and only if, such amendment, supplement, waiver or modification is in writing and signed by Seller and Buyer, or in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 8.11 Counterparts. This Agreement may be executed in any number of counterparts, each of which when executed, shall be deemed to be an original and all of which together will be deemed to be one and the same instrument binding upon all of the parties hereto notwithstanding the fact that all parties are not signatory to the original or the same counterpart. For purposes of this Agreement, facsimile or portable document format signatures shall be deemed originals, and the parties agree to exchange original signatures as promptly as possible.

Section 8.12 Third-Party Beneficiaries. This Agreement is for the sole benefit of the parties hereto and their permitted assigns and nothing herein express or implied shall give or be construed to give to any Person, other than the parties hereto and such permitted assigns, any legal or equitable rights hereunder.

Section 8.13 Severability. If any provision of this Agreement or the application of any such provision to any Person or circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision hereof.

Section 8.14 Non-Recourse. This Agreement may only be enforced against the named parties hereto (subject to the terms, conditions and other limitations set forth herein). Following the Closing (a) all claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement, may be made only against Buyer or Seller and (b) except as expressly provided hereunder no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney or representative of any party hereto (including any person negotiating or executing this Agreement on behalf of a party hereto) shall have any liability or obligation with respect to this Agreement or with respect to any claim or cause of action that may arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement.

Section 8.15 Specific Performance. Seller and Buyer acknowledge and agree that (a) the subject matter of this Agreement, including the Forming Business, is unique, (b) irreparable damage would occur in the event that any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, and (c) remedies at law would not be adequate to compensate the non-breaching party. Accordingly, Seller and Buyer agree that each of them shall have the right, in addition to any other rights and remedies existing in its favor, to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce its rights and obligations hereunder not only by an action or actions for damages but also by an action or actions for specific performance, injunctive and/or other equitable relief. The right to equitable relief, including specific performance or injunctive relief, shall exist notwithstanding, and shall not be limited by, any other provision of this Agreement. Seller and Buyer hereby waive any defense that a remedy at law is adequate and any requirement to post bond or other security in connection with actions instituted for injunctive relief, specific performance or other equitable remedies.

Section 8.16 Conflicts and Privilege. Buyer and the Company agree that, notwithstanding any current or prior representation of the Company by Stroock & Stroock & Lavan LLP (“Stroock”), Stroock shall be allowed to represent Seller or any of its Affiliates in any matters and/or disputes (or any other matter), including in any matter or dispute adverse to Buyer, the Company, or any of their respective Affiliates that either is existing on the date hereof or that arises in the future and relates to this Agreement or any of the other Transaction Documents, or any of the transactions contemplated hereby or thereby, and Buyer and the Company hereby (a) waive any claim they have or may have that Stroock has a conflict of interest or is otherwise prohibited from engaging in such representation and (b) agrees that, in the event that a dispute arises after the Closing relating to this Agreement or the other Transaction Documents between Buyer, the Company, or any of their respective Affiliates (on the one hand) and Seller, or any of its Affiliates (on the other hand), Stroock may represent Seller or such Affiliate in such dispute even though the interests of Seller or such Affiliate may be directly adverse to Buyer, the Company, or any of their respective Affiliates and even though Stroock may have represented the Company in a matter substantially related to such dispute. Buyer and the Company also further agree that, as to all communications among Stroock and the Company, Seller, and their respective Affiliates that relate in any way to the transactions contemplated by the Transaction Documents, the attorney-client privilege and the expectation of client confidence belongs to Seller and shall be controlled by Seller and shall not pass to or be claimed by Buyer or the Company. Notwithstanding the foregoing, in the event that a dispute arises after the Closing between Buyer or the Company (on the one hand) and a third party (on the other hand), other than a party to this Agreement, the Company may assert the attorney-client privilege to prevent disclosure of confidential communications by Stroock to such third party and/or may require Seller to assert such privilege; provided, however, that the Company may not waive such privilege without the prior written consent of Seller.

Section 8.17 Limited Disclosure. Notwithstanding anything in this Agreement to the contrary, to comply with Treas. Reg. Section 1.6011-4(b)(3)(i), the Company, Seller and Buyer (and any employee, representative or other agent of the foregoing) may disclose to any and all Persons, without limitation of any kind, the United States federal income tax treatment and structure of the transactions contemplated by this Agreement (including opinions or other tax analyses that are provided to it relating to such tax treatment and tax structure). However, any such information relating to the tax treatment or tax structure is required to be kept confidential to the extent necessary to comply with any applicable federal or state securities laws. For this purpose, tax treatment and tax structure shall not include (a) the name of, or any other identifying information regarding Seller or Buyer (or any Affiliate thereof), (b) any specific pricing information or (c) other nonpublic business or financial information (including, without limitation, the amount of any fees, expenses, rates or payments) that is not relevant to an understanding of the tax treatment of the transactions contemplated by this Agreement.

[Remainder of Page Intentionally Left Blank.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

RTI EUROPE LIMITED

By:	/s/ Dawne S. Hickton
Name: Dawne S. Hickton
Title: Director

AEROMET ADVANCED FORMING LIMITED

By:	/s/ Jeff Smith
Name: Jeff Smith
Title: Director

AEROMET INTERNATIONAL PLC

By:	/s/ Jeff Smith
Name: Jeff Smith
Title: Chief Executive Officer

[Signature Page to Stock Purchase Agreement]